Exhibit 99.4

                                           A  S  M  L



                             Financial Report 2002





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




















ASML Mission
Providing leading edge imaging
solutions to continuously improve our
customers' global competitiveness


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Contents

4        Five-Year Financial Summary


6        Management


8        Report of the Supervisory Board


13       Operating and Financial Review and Prospects


39       Financial Statements 2002


In this report the expressions 'ASML', 'the Company' and 'Group' are sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries in general or where no useful purpose is served by identifying the particular company or companies.

US GAAP and Netherlands Statutory

Financial Report

The Company prepares two sets of financial statements, one based on accounting principles generally accepted in the United States of America ('US GAAP') and one for Dutch statutory purposes based an accounting principles generally accepted in the Netherlands ('Dutch GAAP'). The financial statements included ire this financial report are based an US GAAP

The principal difference between ASML's US and Dutch GAAP financial statements is that, under US GAAP, the 2001 merger between Silicon Valley Croup ("SVG") and ASML is accounted for as pooling of interests while, under Dutch GAAP, the merger is accounted far under the purchase method. This eventually results in differences in the presentation of comparative statements of operations and the comparative statement of shareholders' equity.

The Dutch GAAP Financial Report, which complies with the requirements of Dutch Civil Law; is more limited in its disclosure requirements. A copy of the Dutch GAAP Financial Report can be obtained from ASML at its address shown on page 80. A copy also appears on ASML's website at wvww.asml.com.

Safe Harbor Statement

'Safe Harbor' Statement under the US Private Securities Litigation Reform Act of 1935: The matters discussed in this document include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the US Securities and Exchange Commission.


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Five-Year
Financial Summary



                                     Years ended December 31             1998         1999         2000         2001         2002
                       (in thousands, except per share data)              EUR          EUR          EUR          EUR          EUR


                  Consolidated statements of operations data
                                                   Net sales        1,110,606    1,518,027    2,672,630    1,589,247    1,958,672
                                               Cost of sales          706,606    1,028,221    1,571,816    1,558,234    1,491,068
__________________________________________________________________________________________________________________________________
                                       Gross profit on sales          404,000      489,806    1,100,814       31,013      467,604
                              Research and development costs          181,560      234,378      327,015      347,333      324,419
                            Research and development credits         (29,964)      (38,815)     (24,983)     (16,223)     (26,015)
                Selling, general and administrative expenses          142,032      186,638      256,513      245,962      263,243
              Restructuring and merger and acquisition costs            1,563        (283)            0       44,559            0
__________________________________________________________________________________________________________________________________
                                     Operating income (loss)          108,809      107,888      542,269    (590,618)     (94,043)
           Minority interest in net result from subsidiaries                0            0       (3,205)      3,606            0
                              Interest income (expense), net            6,632        1,009       12,593      (7,207)     (36,781)
__________________________________________________________________________________________________________________________________
                    Income (loss) from continuing operations
                                         before income taxes          115,441      108,897      551,657    (594,219)    (130,824)
                   (Provision for) benefit from income taxes          (40,687)     (34,526)    (167,923)    179,017       42,779
          Cumulative effect of accounting changes net of tax                0            0       (2,676)          0            0
__________________________________________________________________________________________________________________________________
                Net income (loss) from continuing operations           74,754       74,371      381,058    (415,202)     (88,045)

                           Loss from discontinued operations
                                         before income taxes          (49,934)     (25,270)      (3,685)    (103,001)    (183,624)
                                   Benefit from income taxes           24,969        8,087          674       39,211       63,846
__________________________________________________________________________________________________________________________________
                       Net loss from discontinued operations          (24,965)     (17,183)      (3,011)     (63,790)    (119,778)
                                           Net income (loss)           49,789       57,188      378,047     (478,992)    (207,823)
__________________________________________________________________________________________________________________________________

          Basic net income (loss) from continuing operations
                                          per ordinary share(1)          0.16         0.16         0.83       (0.89)       (0.18)
                 Basic net loss from discontinued operations
                                         per ordinary share(1)          (0.05)       (0.04)       (0.01)       (0.14)       (0.26)
                 Basic net income (loss) per ordinary share(1)           0.11         0.12         0.82        (1.03)       (0.44)

                 Number of ordinary shares used in computing
                            per share amounts (in thousands)
                                                       Basic          456,216      458,542      461,887      465,866      476,866



--------
1  All net income per ordinary share amounts have been retroactively adjusted to reflect the two-for-one stock split in May 1998 and the three-for-one stock split in April 2000, as well as the issuance of shares with Silicon Valley Group Inc.




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

                                       Years ended December 31            1998         1999        2000         2001         2002
                         (in thousands, except per share data)             EUR          EUR         EUR          EUR          EUR


                              Consolidated balance sheets date
                                               Working capital         969,113    1,550,886   2,145,378    1,822,711    1,662,570
                                                  Total assets       1,557,185    2,397,926   3,432,972    3,643,840    3,301,688
                   Long-term liabilities, less current portion         281,856      821,201     868,540    1,554,544    1,099,882
                                    Total shareholders' equity         978,543    1,129,900   1,666,212    1,226,287    1,315,516

                    Consolidated statements of cash flows data

                    Purchases of property, plant and equipment        (155,052)    (126,057)   (181,007)    (312,857)    (138,587)
                     Depreciation, amortization and impairment          56,366       77,773     111,133      138,959      186,686
           Net cash provided by (used in) operating activities         (26,542)      28,198     250,744     (199,615)     (54,151)
                         Net cash used in investing activities        (117,456)    (150,269)   (151,886)    (326,095)     (79,852)
                     Net cash provided by financing activities         275,355      553,154      34,198      664,290       21,427
                      Net cash used in discontinued operations         (18,969)     (40,566)    (45,048)     (69,815)    (127,473)
          Net increase (decrease) in cash and cash equivalents         109,124      430,511     248,812      (73,522)    (241,918)

                                         Ratios and other data
                         Increase (decrease) in net sales from
                            continuing operations (in percent)            (0.1)        36.7        76.1       (40.5)         23.2
                       Gross profit from continuing operations
                                  as a percentage of net sales            36.4         32.3        41.2          2.0         23.9
                       Operating income (loss) from continuing
                       operations as a percentage of net sales             9.8          7.1        20.3        (37.2)        (4.8)
                  Net income (loss) from continuing operations
                                  as a percentage of net sales             6.7          4.9        14.3        (26.1)        (4.5)

          Shareholders' equity as a percentage of total assets            62.8         47.1        48.5         33.7         39.8
                     Backlog of systems (in units) at year-end
                                     for continuing operations              85          206         365          117          103

        Sales of systems from continuing operations (in units)             223          267         455          197          205
                               Number of employees at year-end
                                     for continuing operations           4,259        4,889       6,628        6,039        5,971
                                  Stock price ASML at year end            8.62        36.76       24.19        19.52         7.96
                            Volatility % ASML stock (260 days)(2)        98.5%        99.7%       80.0%        71.0%        89.0%


--------
(2) Volatility represents the variability in the ASML share price during the respective years, as measured over the last 260 business days (Source: Bloomberg).


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ASML FINANCIAL REPORT 2002
Management

Board of Management



Doug J. Dunn
(1944)
President, Chief Executive Officer, Chairman of the Board of Management; Appointed in 1999; British nationality

Peter T F M. Wennink
(1957)
Executive Vice President Finance and Chief Financial Officer; Appointed in 1999; Dutch nationality

Martin A. van den Brink
(1957)
Executive Vice President Marketing & Technology; Appointed in 1999; Dutch nationality

David P Chavoustie (1943) Executive Vice President Sales; Appointed in 2000; U.S. nationality


Stuart K. McIntosh
(1944)
Executive Vice President Operations and President Lithography; Appointed in 2001; British nationality





[GRAPHIC OMITTED]








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ASML FINANCIAL REPORT 2002
[GRAPHIC OMITTED]




Michael J. Attardo
(1941)
Former President and CEO of IBM Microelectronics; U.S. Nationality; First appointed 2001, current term until 2004

Syb Bergsma
(1936)
Former Executive Vice President Financial Affairs of Akzo Nobel N.V.; Dutch nationality; First appointed 1998, current term until 2004

Henk Bodt
(1938)
(Chairman) Former Executive Vice President of Royal Philips Electronics N.V.; Dutch nationality; First appointed 1995, current term until 2004

Jan A. Dekker
(1939)
Chief Executive Officer of TNO; Dutch nationality; First appointed 1997, current term until 2003


Peter H. Grassmann
(1939)
Former President and Chief Executive Officer of Carl Zeiss; German nationality; First appointed 1996, current term until 2003

Jos W.B. Westerburgen
(1942)
Former Company Secretary and Head of Tax of Unilever; Dutch nationality; First appointed 2002, current term until 2005



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

                                Report of the
                                Supervisory Board

  Financial                     The Supervisory Board has approved the US GAAP financial statements and
  Statements                    the notes therein of ASML Holding N.V. (the "Company") for the financial year 2002, as prepared and adopted by the Board of Management and included in this Financial Report. Deloitte & Touche, independent auditors, have duly examined these financial statements.

  Supervision and               General
  Advice
                                The Board of Management of ASML is responsible for the management of the
                                Company. The role of the Supervisory Board is to supervise and advise the
                                Board of Management in performing its management tasks and setting the direction of the Company. During 2002, the Company strengthened its position in the global market for semiconductor lithography systems and increased total net sales, despite the semiconductor industry's prolonged worst-ever downturn. The Company also took the appropriate measures to strengthen its operations in preparation for taking full advantage of a market upturn when it comes.

                                We support the Board of Management and the Company's focus on its core lithography business. We endorse the Company's commitment to customers, employees and other stakeholders. We support the Company's pursuit of technology leadership while maintaining strong control of its cost base.

                                Strategy and business review

                                The Supervisory Board has discussed issues with the Board of Management such as the Company's strategy, finances, financial performance, strategic alliances, acquisitions, joint ventures and associated business risks as well as organizational and human resources issues.

                                In view of the continuing downturn in the semiconductor equipment industry, the Supervisory Board devoted attention to the Company's strategic planning process. This involved discussion and evaluation of each business operation and how to secure and sustain business success.
                                The Supervisory Board facilitated the Board of Management's timely review of the Company's organization, utilization of resources and customer focus in light of difficult external conditions.

                                The challenging market environment throughout 2002 intensified the involvement of the Supervisory Board in support of the Board of
                                Management. Management decisions addressed a range of corporate priorities: operational efficiencies, cost control, cash generation, profit growth and improvements in return on capital invested in ASML by shareholders. The Company is committed to proactive management of critical internal aspects of its business, such as lowering its breakeven point for the number of lithography systems that it manufactures, increasing its flexibility to satisfy faster changes in customer demand;
                                and continuing its technology leadership.



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                                The Company plans to divest its Thermal business in 2003. Thermal is part of the overall process of making chips but it is not a strategic capability for ASML. Divesting Thermal will unlock its inherent value, as it can be more efficiently operated independent from ASML.

                                The Company terminated the Track business in December 2002, although there will be continued support to customers who have ASML Track products. The Company still believes in the strategic integration of
                                Track and Lithography, but it would require too much time and funding to achieve success with ASML's own Track business. Moving forward, the
                                Company will seek possible partners to accomplish this goal.

                                The Company announced in December 2002 its intention to reduce work force in its lithography operation by approximately 700 positions worldwide in
                                2003. While the Supervisory Board and Board of Management regret having to do so, it is critical that ASML continuously calibrates its labor capacity and associated costs consistent with market conditions.

                                The Supervisory Board was kept up-to-date in 2002 during the course of the Company's business through monthly reports and was consulted on various issues on a regular basis. Our review of the Company's business and strategy indicates that ASML is taking the appropriate measures and fortifying its fundamental abilities to improve and sustain its business success in the changing global semiconductor industry.

Corporate                       Independent members of the Supervisory Board
governance
                                Like many Dutch public companies, the Company has a two-tier board structure where independent, non executive members serve on the
                                Supervisory Board, which in turn supervises and advises the members of the Board of Management in performing its management tasks. Supervisory
                                Board members are prohibited from serving as officers or employees of the
                                Company.

                                Corporate governance developments

                                The Supervisory Board endorses the importance of good corporate governance, of which independence, accountability and transparency are the most significant elements. The Supervisory Board continually monitors and assesses corporate governance proposals, recommendations, and initiatives regarding principles of corporate governance, including the various proposals that are being developed in the United States both by the NASDAQ Stock Market and by the US Securities and Exchange Commission
                                (SEC) pursuant to the Sarbanes-Oxley Act of 2002 and in Europe pursuant to the European Union's report "A modern regulatory framework for company law in Europe" from the European Union's High Level Group of Company Law
                                Experts. As a consequence, the Supervisory Board has refined its Rules of
                                Procedure, which encompass the Audit Committee Charter and Remuneration
                                Committee Charter, in order to ensure that these reflect current best practices in the area of corporate governance.

                                Sarbanes-Oxley

                                The US Sarbanes-Oxley Act represents a major shift in the approach taken by US regulators to issues of corporate governance and disclosure, as well as auditor independence. Designed to restore public confidence in the securities markets, it mandates the SEC and NASDAQ to adopt




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                                new rules in specific areas. Many of these rules remain in draft form or have yet to be proposed, but as a NASDAQ listed company, ASML will be subject to most or all of these proposals.

                                The Supervisory Board assists the Board of Management in its continuing efforts to ensure that the Company's practices and procedures meet all applicable requirements, subject to its ability to also comply with relevant Dutch requirements.

                                The Supervisory Board notes with approval the steps the Company has taken to formalize its disclosure controls and procedures as contemplated by the SEC's rules under the Sarbanes-Oxley Act. In particular, the Company established a Disclosure Committee in 2002, to assist the Board of
                                Management with the Company's financial and non-financial disclosures including the review and evaluation of the disclosure controls and procedures used during the process.

Meetings of the                 The Supervisory Board met five times in the course of 2002. Members of the
Supervisory                     Supervisory Board also met twice with the Works Council in the Netherlands
Board                           in the course of the year. The Supervisory Board met once without the Board of Management to discuss, among other things, the functioning of the
                                Supervisory Board itself; the relationship with the Board of Management;
                                and the performance, composition and succession of the Board of
                                Management. In addition, there were frequent consultations between the
                                Supervisory Board and the Board of Management outside their regularly scheduled meetings


Composition of                  Mr. A. Westerlaken retired by rotation on March 21, 2002 and informed the
the Supervisory                 Supervisory Board that he was not available for reappointment. The Supervisory
Board                           Board appointed Mr. J.W.B. Westerburgen effective March 21, 2002. Mr. Westerburgen, with his extensive experience in the field of corporate and tax law, fits very well in the profile that the Supervisory Board has drawn up for this position.

                                Mr. PH. Grassman and Mr. J.A. Dekker will be retiring by rotation on
                                March 25, 2003. Both have informed the Supervisory Board that they are available for reappointment on March 25, 2003.

Composition of                  The Board of Management consists of five members. There were no changes
the Board of                    to the Board of Management in 2002. Details of the remuneration of the
Management                      Board of Management in 2002 is set forth on page 37.
Supervisory Board
Committees                      The Supervisory Board has a Remuneration Committee and an Audit
                                Committee. Members of the committees are appointed from and among the
                                Supervisory Board members. In 2002, the Remuneration Committee met once and the Audit Committee met four times, each time with the external auditor present.

                                Remuneration Committee

                                The Remuneration Committee recommends, reviews and authorizes specific compensation and benefit levels and elements for Board of Management members as well as for our officers. Furthermore, the Remuneration
                                Committee reviews and authorizes the general compensation and benefits positioning and structures for ASML's employees. The current members of our Remuneration Committee are Henk Bodt (chairman), Syb Bergsma, Jos
                                Westerburgen and Michael Attardo.


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                                Audit Committee

                                Pursuant to the audit committee's revised procedures, prior approval of the audit committee is now required for any significant non-audit services to be rendered by the audit firm. The implementation of this procedure in 2002 is consistent with revised independence requirements issued by the Royal Dutch Institute of Chartered Accountants (Royal
                                NIVRA) and the Sarbanes-Oxley Act and rules proposed by the SEC. The current members of our Audit Committee are Henk Bodt, Syb Bergsma
                                (chairman) and Jan Dekker. The members of the Audit Committee are all independent, non-executive members of the Supervisory Board.

Remuneration                    The Remuneration Committee, in consultation with the Chief Executive
                                Officer (CEO), establishes the Company's general compensation philosophy for members of the Board of Management, and oversees the development and implementation of compensation programs for members of the Board of
                                Management. The Remuneration Committee reviews and proposes to the plenary Supervisory Board corporate goals and objectives relevant to the compensation of members of the Board of Management, including the CEO.
                                The Committee further evaluates the performance of members of the Board of Management in view of those goals and objectives, and makes recommendations to the plenary Supervisory Board on the compensation levels of the members of the Board of Management based on this evaluation.

                                In proposing to the Supervisory Board the short and long-term incentive compensation of the members of the Board of Management, the Remuneration
                                Committee considers, among other factors, the Company's performance, the enhancement of the value of the Company and its compensation strategy benchmarked against the remuneration packages for board-level executives of other multinational companies operating in global markets. Various external compensation survey data sources and, where necessary, external consultants are used to benchmark our compensation levels, taking into account our positioning in the relevant markets. Furthermore, Hay Group methodology is used to evaluate all positions worldwide, including those of the individual members of the Board of Management. It is the aim to position the remuneration package in the second quartile of the relevant
                                Hay statistics. Together with the benchmarks, this provides the
                                Remuneration Committee with a transparent and equitable tool to compare jobs and to align remuneration packages with relevant market levels, customs and legal requirements.

                                The remuneration of the Supervisory Board members is described on page
                                75. The remuneration of the members of the Supervisory Board is not directly linked to the financial results of the Company. None of the members of the Supervisory Board personally maintain a business relationship with the Company other than as a member of the Supervisory
                                Board. The remuneration of the members of the Supervisory Board is determined by the general meeting of shareholders.

                                Michael J. Attardo owns 34,722 options on shares of the Company. Peter H.
                                Grassman owns 3,000 shares of the Company. None of the other members of the Supervisory Board own shares or options on shares of the Company.



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A word of                       2002 marked the continuation of the semiconductor industry's worst ever
gratitude to all                downturn, and market conditions imposed significant challenges and
ASML                            changes for everyone at ASML. As a result, ASML had to make some
stakeholders                    difficult decisions, including workforce reduction.

                                Although the Supervisory Board regrets this necessary action, we support the Board of Management in their decisions and direction to help secure and sustain the business success of ASML on behalf of stakeholders worldwide.

                                The Supervisory Board wishes to thank all involved for their important contributions to the Company during 2002, especially the employees of
                                ASML.

                                The Supervisory Board,
                                Veldhoven, January 30, 2003


                            (GRAPHIC OMITTED)



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                                 Operating and Financial Review
                                 and Prospects

General                         Business environment
Developments
                                ASML operates on a global scale, with activities in Europe, the US and
                                Asia. In 2002, the world's leading economies experienced a continuing slowdown. Business failures and highly publicized restatements of financial statements resulted in diminishing trust in corporate reporting in general.

                                Legislative and regulatory authorities responded with new legislation, regulation and guidance imposing stricter disclosure requirements and mandating more rigorous compliance procedures. These actions are intended to restore public confidence in corporate reporting by providing improved corporate governance procedures and greater transparency of financial and operational information. ASML continues to consider transparent corporate reporting to be of key importance.

                                Semiconductor industry

                                The semiconductor industry, traditionally one of the more cyclical industries, suffered severely from the general economic downturn and from the overcapacity that resulted from its high level of capital expenditures during 2000. As a result, with computer and electronic device sales still under pressure and delays in capital expenditure decisions, the recovery of the semiconductor market remains difficult to predict. According to market research reports(1), the market for photolithography systems decreased by approximately 65 percent (in units)
                                in the last two years.

                                ASML within the industry

                                ASML has been and continues to be a technological leader in the supply of lithography systems, the critical stage in the manufacturing of complex integrated circuits (ICs) or chips.

                                Nikon Corporation ("Nikon") and Canon Kabushika Kaisha ("Canon"), both based in Japan, are the Company's main competitors in the global lithography equipment market.

                                ASML differentiates itself from its competitors most notably through its business model and proven value proposition.

                                The ASML business model is based on outsourcing a significant part of the components and modules that comprise the Company's lithography systems.
                                Outsourcing has been at the root of the Company's technology leadership, working in partnership with suppliers from all over the world. The
                                Company jointly operates a formal strategy with suppliers known as Value
                                Sourcing that is based on quality, logistics, technology and total cost.


                                (1) Gartner Dataquest, 1Q03


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                                The ASML value proposition is known as Value of Ownership, and it consists of the following:

                                O   Offering ongoing improvements in productivity and value, by introducing advanced technology based on modular platforms for upgrades

                                O   Providing customer services that ensure rapid, efficient installation and superior on-site support and training to optimize manufacturing processes and improve productivity

                                O   Maintaining appropriate levels of research and development to offer the most advanced technology suitable for high-throughput, low-cost volume production at the earliest possible date

                                O   Reducing the cycle time between customer order of a system and the use of that system in volume production on-site

                                O   Expanding operational flexibility in research and manufacturing by reinforcing strategic alliances with world-class partners

                                According to VLSI Research, an independent semiconductor industry research organization, ASML achieved top satisfaction ratings in 2002 among customers of lithography systems for "cost of ownership" and
                                "technology leadership" compared with its competitors. Moreover, as of
                                June 30, 2002, ASML has overtaken Nikon as the number one supplier of lithography systems.

                                The Company's market gains in 2002 were due to increased customer focus and continued technology leadership that allows us to provide customers with leading edge manufacturing solutions.

                                For example, in the industry's changeover from 200 millimeter to 300 millimeter wafer manufacturing, the ASML TWINSCAN TM lithography system established itself as the tool of choice among the world's major chipmakers. The TWINSCAN platform is the industry's only dual-stage 300 millimeter lithography system that allows exposure of one wafer while simultaneously measuring another. This translates into greater productivity and higher yield for chipmakers.

                                As the chipmaking industry pursues its roadmap toward ever thinner circuit patterns, ASML was the first to offer 193 nanometer wavelength technology for imaging circuit patterns at 100 nanometer resolution in high volume manufacturing. When resolution (feature size) is reduced, semiconductors become more powerful or smaller or both. Because faster, smaller chips result in higher wafer yields, chipmakers can generate more profits from higher resolution.

                                Based on the introduction of its new generation of TWINSCAN products, the
                                Company believes it is well positioned to sustain its market leadership in 2003.

                                ASML Special Applications focuses on solutions for application markets by providing products and services from all ASML activities to form an integrated offering for customers with unique requirements. ASML Special
                                Applications also offers an array of system upgrade programs,



                                                   14

                                refurbished systems and productivity options that allow customers to optimize the value of their installed base. ASML Masktools not only focuses on technological enhancements to photomasks but also develops software to bridge the gap between mask optimization and semiconductor manufacturing, extending the limits of lithography.

Corporate                       ASML endorses the importance of good corporate governance, in which
Governance                      independence, accountability and transparency are the most significant elements. Within the framework of corporate governance, it is important that a relationship of trust exists between the Board of Management and the Supervisory Board on the one hand and the shareholders on the other.
                                Apart from the exchange of ideas at the General Meeting of Shareholders, other important forms of communication are the annual and semi-annual financial results. In addition, ASML pursues a policy of active communication between its Investor Relations department and its shareholders. Starting in 2003, ASML will report financial results on a quarterly basis. ASML's corporate governance structure is intended to:

                                o   Provide shareholders with regular, reliable and relevant transparent information regarding the Company's activities, structure, financial situation, performance and other information, including information on the Company's social, ethical and environmental records and policies

                                o   Apply high quality standards for disclosure, accounting and audit

                                o   Apply stringent rules with regard to insider security trading

                                The Company is incorporated under Dutch law and has a two-tier board structure where independent, non executive members serve on the
                                Supervisory Board, which in turn supervises and advises the members of the executive Board of Management in performing their management tasks.

                                Supervisory Board members are prohibited from also serving as officers or employees of the Company, and a member of the Board of Management cannot serve on the Supervisory Board.

                                Responsibility for the management of the Company lies with the Board of
                                Management of ASML. The Supervisory Board monitors the Board of
                                Management and the general course of corporate affairs. The Board of
                                Management has a duty to keep the Supervisory Board informed, consult with the Supervisory Board on important matters and submit certain important decisions to the Supervisory Board for its prior approval.

                                Members of the Board of Management are appointed by the Supervisory
                                Board, and serve until voluntary retirement or suspension by the
                                Supervisory Board after consultation with the General Meeting of
                                Shareholders. Appointments to the Supervisory Board are made by the
                                Supervisory Board itself, subject to certain rights of objection retained by the General Meeting of Shareholders or the Works Council. Members of
                                the Supervisory Board generally serve for a term of four years from the date of their appointment and may be re-appointed by, and serve at the discretion, of the Supervisory Board. The Supervisory Board has a
                                Remuneration Committee and an Audit Committee.



                                                   15


                                Audit Committee

                                The Audit Committee is staffed by three members of the Supervisory Board.
                                The Company's external auditor and the Company's CFO may also attend the meetings of the Audit Committee.

                                The Audit Committee verifies the independence of the external auditors of the Company's financial statements and determines whether to recommend to the Supervisory Board to accept the audited financial statement. Prior approval of the Audit Committee is required for any significant non-audit services to be rendered by the audit firm. The Audit Committee reviews the audited annual consolidated financial statements as well as the interim consolidated financial statements.

                                Remuneration Committee

                                The Remuneration Committee recommends, reviews and authorizes specific compensation and benefits levels for Board of Management members as well as for ASML officers. Furthermore the Remuneration Committee reviews and authorizes the general compensation and benefits positioning and structures for the Company.

Transparency and                In 2002, ASML established a Disclosure Committee, designed to help senior
Accountability                  management, and the CEO and CFO in particular, in the maintenance and evaluation of disclosure controls and procedures. The Disclosure
                                Committee gathers all relevant financial and non-financial information and assesses materiality, timeliness and necessity for disclosure of such information. The Disclosure Committee comprises the Chief Operations
                                Officer, the Corporate Controller, the Corporate Chief Accountant, the
                                General Counsel, the Director of Investor Relations, the Principal Risk
                                Manager, the Intellectual Property Counsel and the Vice President of
                                Communications. Furthermore, members of the Disclosure Committee are in close contact with the Company's external legal counsel and its external auditor.

                                The Disclosure Committee reports to the Board of Management, in particular to the CEO and CFO. The Board of Management has also re-emphasized the importance of internal controls within the Company, pursuing continuous improvement of internal control procedures and reporting.

                                As a direct measure to restore public confidence in business reporting in general, the US Congress has enacted the Sarbanes-Oxley Act of 2002.
                                Although related detailed rule-making by the SEC is still in progress, we expect that most provisions of the act will be applicable to ASML as a
                                NASDAQ listed company.

                                ASML believes the implementation of the Disclosure Committee and additional actions taken for further improvement of disclosure and internal controls complies with the Sarbanes-Oxley Act of 2002 and recent regulations that were issued by the SEC as a consequence of the Act.
                                Pursuant to the Sarbanes-Oxley act and rules adopted by the SEC, the principal executive and financial officers are required to certify the accuracy and completeness of the financial and other information contained in the company's annual periodic reports filed with the SEC.
                                The rules also require these officers to certify that they are responsible for establishing, maintaining and regularly evaluating the effectiveness of the company's disclosure and internal controls; they have made certain disclosures to ASML's auditors and the Audit Committee of the super-



                                                   16

                                visory board about ASML's internal controls; and they have included information in ASML's annual reports about their evaluation and whether there have been significant changes in the issuer's internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation. In addition, the SEC has adopted rules to require issuers to maintain and regularly evaluate the effectiveness of disclosure controls and procedures. These rules are designed to ensure that information required in reports filed under US securities laws is recorded, processed, summarized and reported on a timely basis.

Corporate                       The Company's strategic process, with the participation of the Board of
strategy                        Management and senior managers from all parts of the worldwide organization, also involves operational improvements by identifying immediate issues and actions to implement corporate strategy better, faster and more efficiently. ASML's strategy continues to be one of focusing on our core competence, lithography. To that end, we addressed our loss-making operations by announcing our intention to divest our
                                Thermal business in 2003 and by discontinuing our Track business as of
                                December 31, 2002.

                                The progress of ASML in penetration of the market value for semiconductor lithography systems and service, together with the prolonged period of reduced investment by all semiconductor companies, provides the stimulus and environment to explore additional opportunities.

                                Other initiatives to broaden our served market are underway, including measures to improve our capabilities to address, among others, the China and Japan regions. Several new product market opportunities will be carefully considered during 2003, each one chosen for its ability to build on the core competences that we have developed. The criteria by which we evaluate these additional opportunities will be consistent with our existing corporate Vision, Mission and Goal statements.

                                In addition, ASML has improved organizational efficiency and reduced cost without impacting R&D progress or customer support initiatives. During
                                2002, ASML sharpened its strategic focus and established cross-functional process improvement teams in support of the Company's ambition to strive for operational excellence. This allows us to reduce our breakeven point even further. By these methods, ASML will achieve its objectives of delivering world-class leading-edge imaging solutions, make market gains, improve our working capital and generate cash.

                                ASML vision, mission, goal and strategy

                                Vision -- Offering the right technologies at the right time combined with superior value of ownership measured by customers' return on investment.

                                Mission -- Providing leading edge imaging solutions to continuously improve our customers' global competitiveness.

                                Goal -- Sustainable and profitable market leadership through customer satisfaction.



                                                   17

                                Strategy -- Achieve leadership by providing high value drivers for customers, with operational excellence and top financial performance.

Financial Criteria              Having evaluated different scenarios and plans, the Company's strategic
for ASML                        process has identified criteria consistent with our pursuit of top financial performance. First, ASML should strive to maintain annual revenue growth at a rate that is higher than industry peers. Second, ASML should always have a positive cash flow. This means, for instance, that the Company should improve its cash management, working capital and inventory. The Company will strive to provide attractive return on capital invested by shareholders, and at the same time will focus closely on its performance as compared to industry peers.

                                Even when ASML secures market leadership in lithography systems, whether in upturn or downturn, the Company's sales growth is expected to be less due to the maturing lithography market. Therefore, the Company requires higher levels of profitability than in the past and the right margins for
                                ASML lithography systems to increase returns to shareholders. This can be achieved by reducing cost of goods sold while increasing average selling price. In a market characterized by cycles in demand and consolidation among customers, the Company must raise its performance standards. This means a lower breakeven point for the number of lithography systems sold, more flexibility in the number of systems that can be made, faster time-to-market and better quality when new products are introduced.
                                During 2002, ASML strengthened its market-driven, technology-based organization that is committed to lithography. Global in scope and delivery, the people of ASML are determined to meet the ongoing needs of customers.

Significant events              Cost containing measures

                                In December 2002 ASML announced measures to contain costs, including the concentration on its lithography business. As a result, ASML plans to divest its Thermal business and to terminate its activities in the Track business.

                                ASML currently is in the process of selling its Thermal business. As the process is still in its early stages, the effect of the eventual transaction on ASML's future income and financial position cannot be estimated.

                                The termination of the Track business has resulted in an exit plan, which includes workforce reduction, fixed asset impairments and inventory write-offs due to discontinued product lines. The exit plan contemplates the disposal of remaining assets of the Track business. ASML will continue to serve its existing customers for which ASML has warranty or other service obligations. As such, customer support related to the Track business will not be part of discontinued operations. Further details are described in Note 2 to the Financial Statements.

                                In addition to the discontinuance of the Thermal and Track businesses,
                                ASML's Lithography activity will also be downsized through worldwide workforce reductions. Since the final details of this plan had not been determined at year-end, the main effects of the workforce reduction




                                                   18

                                within lithography have not been recorded in Fiscal Year 2002. The total estimated employee termination costs to be incurred under the plan are less than 15 million and are expected to be incurred in 2003.

                                Patent infringements

                                Patent litigation with Nikon

                                Since late 2001, ASML has been a party to a series of litigation and administrative proceedings in which Nikon alleges ASML's infringement of
                                Nikon patents relating to photolithography. ASML in turn filed claims against Nikon. These proceedings are summarized below, and more detail is presented in note 14 to the financial statements. The proceedings are at various stages of advancement, and their ultimate outcome is therefore uncertain. In each case, however, ASML believes it has meritorious defenses to Nikon's claims, including that Nikon's patents are both not infringed and are invalid, as well as valid counterclaims.

                                The Company intends to vigorously pursue these defenses and counterclaims. If a final nonappealable decision that was adverse to ASML were to be rendered in any of these proceedings, however, ASML's ability to conduct sales in one or more significant markets could be substantially restricted or prohibited, which in turn could have a material adverse effect on the Company's financial position or results of operations.

                                Proceedings in the US

                                In December 2001, Nikon filed a complaint with the US International Trade
                                Commission (ITC) alleging that ASML's photolithography machines infringe seven patents held by Nikon and seeking to exclude ASML from importing into the United States any infringing products. A trial before an administrative law judge was completed in November 2002 and, in late
                                January 2003, the court initially determined that ASML had not committed any violation. Nikon has stated that it intends to seek review by the full Commission of this initial determination. In addition Nikon may pursue further appeals.

                                In December 2001, Nikon also filed a separate patent infringement action in the US District Court for the Northern District of California. In that proceeding, Nikon alleges infringement of five Nikon patents and seeks injunctive relief and damages. In April 2002, ASML filed a counterclaim in the ITC action, alleging that Nikon's photolithography machines sold in the United States infringe five ASML patents. This counterclaim has eventually been transferred to the US District Court for the Northern
                                District of California.

                                Subsequently Nikon filed a second patent infringement action in that court alleging infringement of six out of the seven patents from the ITC action and two additional patents. Discovery in the California litigation is currently ongoing, with trial expected to commence in 2004.



                                                   19

                                Proceedings in Japan

                                In August 2002, ASML filed a patent infringement complaint against Nikon in Japan, seeking to enjoin Nikon from the manufacture and sale of lithography devices that infringe ASML's patents, as well as damages of approximately EUR 97 million. In October 2002, Nikon filed a counter-complaint, alleging that ASML lithography devices infringe twelve
                                Japanese patents held by Nikon and seeking injunctive relief and damages of approximately EUR 12.3 million. In January 2003, ASML filed a second patent infringement complaint against Nikon in Japan, seeking to enjoin
                                Nikon from the manufacture and sale of lithography devices that infringe another of ASML's patents. A final decision on the Japanese proceedings is not expected before 2005.

                                Proceedings in Korea

                                In October 2002, Nikon filed a separate patent infringement action against ASML and its Korean subsidiary, alleging that ASML's photolithography machines infringe five of Nikon's patents, four of which are related to Nikon's patents asserted in its US litigation. The complaint seeks to prohibit ASML from the manufacture, use, sale, import or export of infringing products, and seeks destruction of the manufacturing facilities for these products, and damages. In January
                                2003, ASML filed a patent infringement complaint against Nikon and its
                                Korean subsidiary, seeking to enjoin Nikon from the manufacture and sale of lithography devices that infringe another of ASML's patents. A final decision on the Korean proceedings is not expected before 2006.

                                Other significant events

                                On February 7, 2002, ASML confirmed the availability of 193-nanometer imaging systems in 2002 to satisfy increased market demand for leading edge 0.10 micron ArF imaging solutions. ASML is the first lithography equipment manufacturer to market such technology, both for 200 millimeter and 300 millimeter wafer fabrication.

                                In April 2002, ASML has exercised its option to redeem and did thereby call for redemption on May 3, 2002, its remaining outstanding bonds under its 2.5 percent convertible bonds (EUR 268.5 million due 2004) at a redemption price of 100.00 percent of the principal amount of the bonds plus accrued interest. Before May 3, bondholders converted bonds for a total of EUR 265.4 million into 13,634,782 ordinary shares.

                                On April 22, 2002, ASML booked its first order for an Extreme Ultraviolet
                                (EUVj beta tool with Intel Corporation (Intel). EUV lithography is a breakthrough technology that extends optical lithography techniques into
                                EUV wavelengths. EUV uses light with a wavelength of 13.5 nanometer (more than 10 times shorter than current lithography technology) to image critical layers with feature sizes below 45 nanometer.

                                In November 2002, ASML introduced the TWINSCAN7"" AT:1200B, a high numerical aperture (0.85) dual stage ArF (193 nanometer) lithography system for 300 millimeter as well as 200 millimeter wafer processing. It is the industry's first high productivity tool for volume applications at
                                80 nanometer linewidth.



                                                   20

Results of                      The following discussion and analysis of results of operations should be
operations                      viewed in the context of the risks affecting ASML's business strategy, described below under "Risks affecting ASML's business strategy." ASML's
                                2001 merger with SVG has been accounted for under the "pooling of interests" method. Therefore, ASML's Consolidated Financial Statements for each year in the three-year period ended December 31, 2002 reflect the combination of financial statements for ASML's historical operations with those of SVG. The five year financial summary presented on page 4 reflects the combined figures as well. Because SVG's fiscal reporting period prior to the merger differed from ASML's fiscal reporting period, comparative figures for 2000 contain the results of ASML's historical operations for the twelve months ended December 31, 2000 and the results of SVG's historical operations for the twelve months ended September 30,
                                2000.

                                ASML's decision to sell its Thermal business and to terminate the Track business has resulted in separate disclosure for continuing and discontinued operations. Comparative figures have been retroactively reclassified in order to reflect the impact of this decision in the 2002 financial statements. The elements within discontinued operations were previously reported in the Track and Thermal segment. As a result of the discontinuance of the major components within this segment, the remaining business within this segment (customer support on existing contracts) has become insignificant to ASML's result and financial position in quantitative terms and has been presented as part of continuing operations (i.e., lithography and related customer support). A separate condensed analysis of discontinued operations is provided instead of the segmental information on Track and Thermal versus Lithography that was provided in previous years.

                                Following is ASML's consolidated statements of operations from continuing operations data for the three years ended December 31, 2002, expressed as a percentage of total net sales:


                              Years ended December 31          2000          2001           2002
            -------------------------------------------------------------------------------------
                                      Total net sales         100.0%        100.0%         100.0%
                                        Cost of sales          58.8          98.0           76.1
                                Gross profit on sales          41:2           2.0           23.9
                       Research and development costs          12.2          21.9           16.6
                     Research and development credits          (0.9)         (1.0)          (1.3)
            Selling, general and administrative costs           9.6          15.5           13.4
                         Restructuring and merger and
                          acquisition related charges           N/A           2.8            N/A

                         Operating income (loss) from
                                continuing operations          20.3         (37.2)          (4.8)
                       Interest income (expense), net           0.5          (0.5)          (1.9)
                        Income (loss) from continuing
                       operations before income taxes          20.6         (37.4)          (6.7)
                           Provision for income taxes           6.3         (11.3)          (2.2)
                    Net income (loss) from continuing
                                           operations          14.3         (26.1)          (4.5)
                     Sales of systems from continuing
                                operations (in units)           455           197            205


                                Results of operations from continuing operations 2002 compared with 2001
                                The semiconductor industry downturn which began in 2001 showed, in the first half of 2002, a modest recovery in equipment demand for order intake for delivery in 2002/2003. The second half of 2002, however, showed a further deepening of the downturn. Although modest signs of recovery are apparent in some business segments within the semiconductor industry, ASML still sees no clear indication of when an upturn will occur. ASML's technological leadership in 2002 nevertheless resulted in market gains in 2002, despite the overall decline. With ASML offering 193 manometer tools for both 200 millimeter and 300 millimeter wafer fabrication, ASML believes it is very well positioned to sustain its position in the market when a market upturn occurs.

                                Consolidated sales

                                Consolidated net sales were EUR 1,959 million compared to EUR 1,589 million in 2001. Currently, approximately 70 percent of the top 20 IC manufacturers are ASML customers. In 2002, sales to one customer accounted for EUR 377 million, or 19 percent of net sales. In 2001 sales to one customer accounted for EUR 202 million, or 12.7 percent of net sales.

                                Sales and gross profit from continuing operations

                                The following table shows a summary of sales and gross profit on a semi-annual basis:



 Year ending December 31                         2001                           2002
                                             First          Second          First         Second
                                         half year       half year      half year      half year
-------------------------------------------------------------------------------------------------
 Total units recognized                        120             77             78            127
 Net sales (EUR million)                       831            759            788          1,171
 Gross profit on sales of new                 30.4          (42.7)          30.1           20.6
 systems (% of sales)
 Overall gross profit (% of sales)            29.7          (28.4)          29.6           20.0
 Average unit sales price for new              5.9            8.1            8.6            9.1
 systems (EUR million)



                                Net sales from continuing operations consist of revenue from sales of wafer steppers, Step & Scan systems, sales of equipment and options, and revenue from service. Equipment and options may be sold in conjunction with the initial sale of a system or after its installation.

                                Total net sales increased from EUR 1,589 million in 2001 to EUR 1,959 million in 2002, an increase of EUR 370 million or 23.3 percent. The increase in sales was caused by a small increase in the number of shipments, from 197 units in 2001 to 205 in 2002, and a relatively strong increase in the average selling price (ASP) for new systems. The increase in the ASP reflects a shift (e.g., from 200 millimeter to 300 millimeter and/or 248 manometer to 193 manometer) in the Company's product portfolio toward an increased share of the latest technology equipment, which accounted for 29.8 percent of total shipment volume in 2002 (2001, 4.1 percent). This technology includes products such as the leading edge, high numerical aperture lens products for the 193 manometer technology node, as well as those for 300 millimeter TWINSCAN systems.



                                                   22

                                The sales level was influenced by the accounting treatment of machines previously designated as "new technology systems" (see Critical
                                Accounting Policies). The current installed base of such systems is 70 units. ASML has established a track record of successful installations and decreased time spans between shipment and full installation at customer sites, enabling these systems to be designated as "proven technology." This changes the timing of revenue recognition from customer sign off to system shipment. Accordingly, EUR 138 million (13 systems) of revenues were recognized in 2002 that were deferred as of 31 December
                                2001.

                                Service sales showed a 14 percent decrease from EUR 254 million to EUR
                                218 million. This decrease is mainly due to an increase in the number of customers that switch to in-house servicing instead of external servicing. This is partly offset by the expiration of warranties relating to the high number of systems shipped in 2000 and 2001. Service sales include revenues from the continuing service agreements within the former
                                Track operation as ASML has chosen to continue to serve its existing customers for which it has warranty or other service obligations.

                                For 2003, the Company cannot give a forecast due to an uncertain semiconductor investment climate and an increasingly volatile order backlog.

                                Total net sales for 2001 and 2002 include EUR 19 million in both years relating to the sale of 17 and 22 pre-owned systems, respectively. These systems were reacquired from existing customers and then resold to other customers utilizing these systems in areas requiring the less critical resolution capabilities provided by these machines. ASML plans to engage in similar repurchase and resale transactions in the future; however, it does not anticipate that the impact of those transactions will be significant. The increase in the number of pre-owned systems sold was primarily due to expanding markets in China, contributing to ASML's regional market gains.

                                Gross profit as a percentage of net sales increased from 2.0 percent in
                                2001 to 23.9 percent in 2002. Excluding restructuring costs, the overall lithography gross profit percentage in 2001 was 30.6 percent. Net of restructuring costs, therefore, total gross profit as a percentage of sales decreased by 6.7 percent. This decrease was mainly caused by provisions for slow moving inventory. Excluding these provisions, the margin decline would have been 5.0 percent. This decrease is attributable to technical development credits (see notes to the Consolidated Financial
                                Statements) that have to be repaid in 2003 to Dutch granting authorities
                                (2.0 percent). Furthermore the margin was also negatively affected (5.0 percent) by lower profit margin generated by new technologies at the beginning of their product life cycle. In comparison with 2001, we shipped significantly more of these systems. ASML also suffered from price pressure, mainly on 200 millimeter systems, that negatively affected margin by 2.0 percent. Finally, the margin was affected positively by 3.0 percent by lower purchase prices, of which 0.5 percent partly was attributable to currency effects relating to the strengthening of the euro versus the US dollar. In comparison with 2001, the utilization in the factory increased, resulting in a one percent margin increase.


                                                   23

                                The gross profit on service sales decreased to 7.3 percent in 2002 from
                                17.4 percent in 2001. Excluding aditional provisions for obsolete service parts and training system write-downs of EUR 28 million, the margin would have been 20.2 percent, an increase of 2.8 percent. This margin increase was caused by a flat spare parts volume year-to-year and a reduced, low margin, labor contract component within service revenue during the same period.

                                Research and development costs

                                Research and development costs decreased from EUR 347 million (21.9 percent of total net sales) in 2001 to EUR 324 million (16.6 percent of total net sales) in 2002 as a result of more cost efficient programs, mainly resulting from the 2001 restructuring. The level of research and development expenditures reflects ASML's continuing effort to introduce several leading edge lithography products for 193 nanometer applications and the newest versions of the TWINSCAN platform, combined with continued
                                investments in next generation 157 nanometer lithography solutions and
                                Extreme UV (EUV) and /850, 248 nanometer high NA program.

                                ASML intends to maintain its research and development expenditure level despite the industry's continuing downturn and foresees further long-term growth in research and development, staffing and other costs. For 2003,
                                ASML expects a decrease of research and development expenditure as a result of the recently effectuated business restructuring plan.

                                Research and development credits

                                Research and development credits increased from EUR 16 million in 2001 to
                                EUR 26 million in 2002 due to the increased volume for research and development effort that qualified for credits. Included in the 2002 credits is a postponed credit (EUR 3.5 million) on 2001 expenditures that was subject to certain aggregation criteria that were only achieved in
                                2002. We expect the level of credits in 2003 to be less than in 2002, although the precise amount remains subject to further negotiation with the relevant granting authorities.

                                Selling, general and administrative costs

                                Selling, general and administrative (SG&A) costs increased by 7.0 percent from EUR 246 million in 2001 to EUR 263 million in 2002, mainly caused by effects from increased legal fees associated with patent infringement cases. Excluding these legal costs, ASML would have recorded a decrease in SG&A of approximately EUR 18 million. This decrease is due to cost reduction programs during 2002 as well the positive effects of the 2001 restructuring. SG&A costs decreased as a percentage of net sales from
                                15.5 percent in 2001 to 13.4 percent in 2002.

                                Interest

                                During 2002 net interest expense increased, due to interest payments following the issuance of the 5.75 percent convertible notes in October
                                2001, a lower balance of cash and cash equivalents and lower average short term interest rates.

                                Income taxes

                                Income taxes represented 30.1 and 32.7 percent of income before taxes in
                                2001 and 2002, respectively. This increase results from a change in distribution of pre-tax loss between geographical areas.


                                                   24

                                Discontinued operations

                                Results from discontinued operations comprise the results of the Thermal business which the company plans to sell and the Track business that was discontinued in December 2002. The Company's decision to discontinue these businesses was the result of the continued downturn in the semiconductor market, which has led to significant losses in these businesses. Substantial future expenditures would be required to achieve a positive contribution to ASML's future financial results.

                                The net loss of the Thermal business amounted to EUR 61 million for 2002
                                (2001: EUR 43 million) mainly due to the industry's severe downturn. ASML is currently negotiating the sale of this business with potential buyers.
                                The Company is not in a position to estimate the impact of the sale on its future financial results and financial position, but does not expect that a loss will be incurred as a result of the sale.

                                The net loss of the Track business amounted to EUR 59 million for 2002
                                (2001: 21 million), including total estimated exit costs of EUR 47 million. These exit costs include asset impairments, inventory write-downs, purchase and other commitment settlements and employee termination costs. The number of employees to be laid off under the plan is expected to be 214 (including temporary employees).

                                Results of operations in 2001

                                During 2001, the semiconductor industry faced the start of the worst downturn in its history. ASML emphasized that it would closely monitor developments of the semiconductor market in general and development of its customers' businesses in particular.

                                Restructuring

                                In October 2001, ASML implemented a restructuring plan including workforce reduction, fixed asset write-offs and building closure costs as well as inventory write-offs due to discontinued product lines. The restructuring costs amounted to EUR 403 million, of which EUR 400 million was included in cost of sales. The number of employees laid off pursuant to the restructuring plan as per December 31, 2001, was approximately 750
                                (including temporary employees). Furthermore, ASML incurred additional merger related expenses and other additional charges of:


                                o  EUR 41 million for merger and acquisition expenses

                                o  EUR 56 million additional reserve for obsolete inventory

                                Consolidated sales

                                Consolidated net sales were EUR 1,589 million compared to EUR 2,673 million in 2000. More than 50 percent of the top 20 IC manufacturers were
                                ASML customers as of December 31, 2001. In 2001, sales to one customer accounted for EUR 202 million, or 12.7 percent of net sales. In 2000, sales to two customers accounted for EUR 483 million and EUR 415 million or 18.1 and 15.5 percent of net sales, respectively.


                                                   25

                                Sales and gross profit from continuing operations

                                The following table shows a summary of sales and gross profit on a semi-annual basis:


                   Years ended December 31            2000                       2001
-------------------------------------------------------------------------------------------------
                                                  First        Second        First        Second
                                              half year     half year    half year     half year
                    Total units recognized          207           248          120            77
                 Net sales from continuing        1,181         1,492          831           759
                  operations (EUR million)
                  Gross profit on sales of         41.5          43.6         30.4         (42.7)
               new systems from continuing
                   operations (% of sales)
         Overall gross profit (% of sales)         39.9          42.2         29.7         (28.4)
                   operations (% of sales)
              Average unit sales price for          5.7           5.9          5.9           8.1
                 new systems (EUR million)


                                Net sales from continuing operations consist of revenue from sales of wafer steppers and Step & Scan systems, sales of equipment and options, and revenue from service. Sales of equipment and options may occur in conjunction with the initial sale of a system or after its installation.

                                Total net sales for lithography equipment decreased from EUR 2,673 million in 2000 to EUR 1,589 million in 2001, a decrease of EUR 1,084 million or 40.6 percent. The decrease in sales was caused by a decrease in shipments from 455 units in 2000 to 197 units in 2001. This decrease was partly offset by an increase (17.9 percent) in the average unit sales price for new systems. The 56.7 percent decrease in the number of systems shipped was a result of the worst year-on-year decline in sales in the history of the semiconductor industry. The 17.9 percent increase in the average unit sales price of new systems reflected the introduction and shipment of ASML's most advanced technology products in 2001. These products include the leading edge, high numerical aperture lens products for the 248-nanometer and 193-nanometer technology node, as well as those for 300 millimeter TWINSCAN systems.

                                The decrease in total net sales in 2001 includes an increase in net service sales of 21.0 percent from EUR 210 million in 2000 to EUR 254 million in 2001, reflecting the continued increase in the size of the installed base of ASML's lithography tools at customer production facilities. Total net sales for 2000 and 2001 include EUR 67 million and
                                EUR 19 million, respectively, relating to the sale of 53 and 17 pre-owned systems. These systems were reacquired from existing customers and then resold to other customers utilizing these systems in areas requiring the less critical resolution capabilities provided by these machines.

                                Gross profit as a percentage of net sales decreased from 41.2 percent in
                                2000 to 2.0 percent in 2001. Excluding the gross profit service sales, gross profit on system sales, including field upgrades, decreased from
                                42.9 percent to (1.0) percent. The gross profit was negatively affected by the costs associated with the restructuring plan, under-utilization of production facilities and pressure on discount levels. Excluding the restructuring costs for inventory


                                                   26


                                write-offs, costs for factory closure and severance payments, the overall lithography gross profit in 2001 was 30.6 percent, compared to 41.2 percent in 2000.

                                The gross profit on service sales decreased to 17.4 percent in 2001 from
                                20.8 percent in 2000, due to provisions for excess and obsolete spare parts.

                                Research and development costs

                                Research and development costs increased from EUR 327 million (12.2 percent of total net sales) in 2000 to EUR 347 million (21.9 percent of total net sales) in 2001. The increase in research and development costs reflects ASML's continuing effort to introduce several leading edge lithography products for 248 nanometer and 193 nanometer applications and the newest versions of the TWINSCAN platform, combined with continued
                                investments in next generation 157 nanometer lithography solutions and
                                Extreme UV (EUV).

                                Research and development credits

                                Research and development credits decreased from EUR 25 million in 2000 to
                                EUR 16 million in 2001. The decrease in research and development credits in 2001 in comparison to 2000 is a direct result of decreased research and development efforts qualifying for credits.

                                Selling, general and administrative costs

                                Selling, general and administrative costs decreased by 4.1 percent from
                                EUR 257 million in 2000 to EUR 246 million in 2001 as a result of accelerated cost reduction measures, including workforce reduction activities. Because net sales decreased by 40.5 percent, SG&A costs increased as a percentage of net sales from 9.6 percent in 2000 to 15.5 percent in 2001.

                                Interest

                                During 2001, the net interest result decreased primarily due to a lower average balance of cash and cash equivalents and lower average short term interest rates. In combination with the issuance of the 5.75 percent convertible notes, this resulted in a net interest expense in 2001.

                                Income taxes

                                Income taxes represented 30.4 and 30.1 percent of income before taxes in
                                2000 and 2001 respectively.


                                                   27

                                Discontinued operations

                                Results from discontinued operations comprises the results of the Thermal business, which the Company plans to sell, and the Track business that was discontinued in December 2002.

                                The net loss of the Thermal business amounted to EUR 43 million for 2001
                                (2000: EUR 1 million). The 2001 results include non recurring charges related to the integration between SVG and ASML and the 2001 restructuring program of EUR 18 million. Thermal sales amounted to EUR
                                204 million, including EUR 52 million for service activities, falling from EUR 302 million in 2000. The decrease in sales was caused by a decrease in system shipments from 249 systems in 2000 to 111 systems in
                                2001.

                                The net loss of the Track business amounted to EUR 21 million for 2001
                                (2000: EUR 2 million). The 2001 results include non recurring charges related to the integration between SVG and ASML and the 2001 restructuring program of EUR 7 million.

                                Foreign exchange management

                                ASML uses the euro as its reporting currency in its Consolidated
                                Financial Statement. The Company is involved in transactions in currencies that deviate from its reporting currency. ASML has invested in foreign entities, and as such has translation exposure on the valuation of its foreign currency denominated investments. The Company actively manages its exposure to foreign exchange risks. Further details on the
                                Company's foreign exchange management are disclosed in note 5 of the
                                Financial Statements.

                                Financial condition, liquidity and capital resources

                                The following discussion and analysis of financial condition should also be viewed in the context of the risks affecting ASML's business strategy, described under "Risks affecting ASML's business strategy."

                                ASML's balance of cash and cash equivalents amounted to EUR 911 million and EUR 669 million on December 31, 2001 and 2002, respectively. Net cash flows used by operating activities were EUR 54 million in 2002 (2001:
                                usage of EUR 200 million). The use of cash in operating activities during
                                2002 mainly reflects the Company's net operating loss.

                                Net operating cash flows in 2002 include approximately EUR 36 million of cash expenditure with respect to the restructuring program initiated in
                                2001 (see note 3 to the Consolidated Financial Statements). We expect to pay the remaining liability of EUR 12 million in 2003.

                                The increase in net accounts receivable of EUR 46 million during 2002 from 511 million to 557 million reflects the increased sales levels and especially the increased number of system shipments in the fourth quarter of 2002 relating to systems with higher ASPS. ASML's ratio of average accounts receivable to total net sales was 41.2 and 27.2 percent in 2001 and 2002, respectively. This decrease reflects ASML's continuing efforts on collections. The 2001 ratio furthermore included the effects of high sales volumes in 2000, which still affected accounts receivable balance during 2001.



                                                   28

                                ASML generally ships its systems on payment terms requiring 90 to 100 percent of the sales price to be paid within 30 days after shipment. The remainder of the purchase price for ASML's systems is due within 90 days after shipment or within 30 days after completion of the installation process and subsequent customer testing.

                                Gross inventories decreased by EUR 263 million compared to December 31,
                                2001 as a result of scrapping of inventories for discontinued product lines (mainly spare parts) partly offset by an increase in finished products. While showing a net in use of cash in gross inventories in
                                2002, the second half of the year resulted in cash proceeds as a result of ASML's improved working capital management program launched in the second half of 2002. ASML intends to further strengthen its inventory control in 2003.

                                The provision for obsolescence decreased from EUR 500 million to EUR 285 million, principally reflecting scrapping and disposal of inventories related to discontinued product lines, partially offset by an additional provision relating to obsolete systems that was recognized in light of the prolonged industry downturn.

                                In 2001 and 2002, ASML paid EUR 74 million and 4 million in taxes, respectively. As of December 31, 2002, ASML had current tax assets of EUR
                                179 million. These primarily consisted of Dutch tax assets.

                                Net cash used in investing activities was EUR 326 million in 2001 and EUR
                                80 million in 2002. The 2001 figure reflected the further expansion of production facilities during that year as well as significant expenditure in own use equipment (e.g. prototypes, training systems, and demonstration systems), to support sales, manufacturing and demonstration capabilities relating to new 300 millimeter product lines. This effort in
                                2001, in combination with cost reduction programs in 2002 led to significantly lower investing activities in 2002.

                                Proceeds from financing activities in 2002 amounted to EUR 21 million.
                                The 2002 amount primarily reflects EUR 27 million in proceeds from the exercise of stock options and EUR 5 million repayment of long term debts.
                                In 2001, net cash provided by financing amounted to EUR 664 million mainly reflecting the issuance of a USD 575 million bond (EUR 638 million).

                                On December 31, 2002, ASML's principal sources of liquidity consisted of
                                EUR 669 million of cash and cash equivalents, and EUR 288 million of available credit facilities. For further details regarding ASML's credit facilities, see note 12 of the Financial Statements. In addition to cash and available credit facilities, ASML may from time to time raise additional capital in debt and equity markets.

                                Management believes that its operating cash flows and working capital, together with existing cash balances, the availability of existing credit facilities, and improved working capital management will be sufficient to finance its scheduled capital expenditures and to fund its working capital for 2003. In November 2004, ASML has repayment obligations on its convertible subordinated notes, amounting to USD 520 million on the 4.25 percent convertible notes issued November 1999, assuming no conversions occur.



                                                   29

                                An additional repayment obligation exists in 2006, amounting to USD 575 million on the 5.75 percent convertible notes issued October 2001, assuming no conversions occur. ASML intends to primarily fund its future repayment obligations with cash generated through operations. In this respect, ASML launched a working capital improvement program in 2002, focused on inventory control, early collection of receivables and effective management of payments, in order to strengthen the company's cash position. See also "Risks affecting ASML's business strategy."

                                ASML's contractual obligations and commercial commitments are disclosed in further detail in note 12 to the Financial Statements.


                                            (GRAPHIC OMITTED)



                                                   30

                                Risks affecting ASML's business strategy

                                In conducting its business, ASML faces many risks that may interfere with its business. Some of those are risks that relate to the operational processes of ASML; others are inherent in ASML's business environment. It is important to understand the nature of these risks and the impact they may have on ASML's business, financial position and results of operations. The most significant risks are described below. A further discussion of the risks ASML faces appears in ASML's Annual Report on
                                Form 20-F and other filings with the SEC.


                                (GRAPHIC OMITTED)



                                                   31

                                Cyclical nature of the semiconductor industry

                                Historically, the semiconductor industry has been highly cyclical and has experienced recurring periods of oversupply. Adverse conditions in the semiconductor market have caused a number of semiconductor manufacturers to reduce their capital expenditures or delay expansion or construction of manufacturing facilities. This has resulted in decreased demand for our products, unanticipated rescheduling of ordered products and cancellation of previously placed orders. The performance of the semiconductor market in the short term is difficult to predict, but continued difficult market conditions would likely have a material adverse effect on our business, financial condition and results of operations.

                                Downturns in the semiconductor industry, and related fluctuations in the demand for capital equipment, could materially adversely affect ASML's business and operating results. Despite this cyclicality, ASML must maintain a significant level of research and development spending in order to maintain its competitive position. ASML intends to maintain high levels of research and development spending, notwithstanding the short to medium term cyclical nature of the semiconductor industry.

                                ASML expects that the semiconductor industry will experience future downturns. ASML cannot predict the timing, duration or severity of any future downturn or the corresponding adverse effect on its business, financial condition or results of operations.

                                Introduction of quarterly reporting

                                ASML has announced its intention to publish financial results on a quarterly basis, commencing with the first quarter of 2003. The Company derives its revenue from the sale of a relatively small number of systems, each having a high sales price. As a result, the timing of recognition of revenue from a few transactions may have a significant impact on the Company's reported net sales and operating results, particularly in a specific quarter. Delays in shipping can be caused by, for example, unanticipated shipment reschedulings, cancellations by customers, unexpected manufacturing difficulties or delays in deliveries by suppliers. Delays in shipments near the end of a particular reporting period may cause net sales and operating results to fall significantly below ASML's expectations for that period. This could, in turn, have a material adverse impact on the market price of the Company's ordinary shares.

                                Sole or limited sources of supply

                                ASML relies on outside vendors to manufacture the components and subassemblies used in its systems. Generally, these components and subassemblies are obtained from a single supplier or a limited number of suppliers. In particular, the number of systems ASML has been able to produce has occasionally been limited by the production capacity of Carl
                                Zeiss SMT AG ("Zeiss"). Zeiss is ASML's sole supplier of lenses and other critical components and is capable of producing these lenses only in limited numbers. ASML believes there are no alternative suppliers for these components in the short to medium term. If Zeiss were to terminate its relationship with ASML or if Zeiss were unable to maintain production of lenses over a prolonged period, ASML's sales and related operating results would be negatively affected.



                                                   32

                                Technological change: importance of timely new product introduction

                                The semiconductor manufacturing industry is subject to rapid technological change, frequent new product introductions and enhancements. The success of ASML in developing new and enhanced systems and in enhancing its existing products depends upon a variety of factors, including the successful management of research and development programs and timely completion of product development and design relative to its competitors. ASML's ability to remain competitive will depend in part upon its ability to develop this new and enhanced equipment and to introduce these systems at competitive prices on a timely basis that will enable customers to integrate them into the planning and design of their new fabrication facilities.

                                ASML's development, initial production and installation of its systems and enhancements generally are accompanied by design and production delays and related costs. These costs are associated with the introduction and full-scale production of very complex capital equipment.
                                While ASML expects and plans for a corresponding learning curve effect in its product development cycle, the time and expense required to overcome these initial problems cannot be predicted with precision.

                                Competition

                                The semiconductor equipment industry is highly competitive. The principal elements of competition in ASML's markets are the technical performance characteristics of a photolithography system and the value of ownership of that system based on its purchase price, maintenance costs, productivity and customer service and support. In addition, Management believes that an increasingly important factor affecting ASML's ability to compete is the strength and breadth of its portfolio of patent and other intellectual property rights relative to those of its competitors.
                                This is due, in part, to the significant decline in the overall size of market for photolithography systems that has occurred since the beginning of 2001. Management believes this decline has resulted in increased competition for market share through the aggressive prosecution of patents to prevent competitors from using and developing their technology. ASML's competitiveness will increasingly depend upon its ability to protect and defend its patents, as well its ability to develop new and enhanced semiconductor equipment that is competitively priced and introduced on a timely basis.

                                The cost to develop new systems, in particular photolithography systems, is extremely high. The photolithography equipment industry is characterized by the dominance of a few suppliers. ASML's primary competitors are Nikon Corporation ("Nikon") and Canon Kabushika Kaisha
                                ("Canon"). Nikon and Canon are the dominant suppliers in the Japanese market, which accounts for a significant proportion of worldwide semiconductor production. This market historically has been difficult for non-Japanese companies to penetrate, and ASML has sold a relatively limited number of systems to Japanese customers. Both Nikon and Canon have substantial financial resources and broad patent portfolios. Each has stated that it will introduce new products with improved price and performance characteristics that will compete directly with ASML's products, which could cause a decline in ASML's sales or loss of market acceptance for its photolithography systems. In addition, adverse market conditions, industry overcapacity or a decrease in the value of the
                                Japanese yen in relation to the euro or the US dollar could lead to intensified price-based competition in those markets that account for the



                                                   33

                                majority of ASML's sales, resulting in lower prices and margins and a negative impact on its business, financial condition and results of operations.

                                Intellectual property matters

                                ASML relies on patents, copyrights, trade secrets and other measures to protect its proprietary technology. However, there is no assurance that such measures will be adequate. Competitors may be able to develop similar technology independently. ASML's pending patent applications may not be issued as intended, and intellectual property laws may not sufficiently support ASML's proprietary rights. In addition, litigation may be necessary in order to enforce ASML's intellectual property rights, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to ASML, could have a material adverse effect on ASML's business or results of operations. ASML also may incur substantial acquisition or settlement costs where doing so would strengthen or expand its intellectual property rights or limit its exposure to intellectual property claims of third parties.

                                On occasion, certain ASML customers have received notices of infringement from third parties, alleging the ASML equipment used by such customers in the manufacture of semiconductor products and/or the methods relating to the use of ASML equipment infringes one or more patents issued to such parties. ASML has been advised that, if claims were successful, ASML could be required to indemnify such customers for some or all of any losses incurred or damages assessed against them as a result of that infringement. The Company also may incur substantial licensing or settlement costs where doing so would strengthen or expand its intellectual property rights or limit its exposure to intellectual property claims by others.

                                As more fully described in note 14 to the Financial Statements, ASML is currently party to a series of litigation and administrative proceedings in which Nikon alleges ASML's infringement of Nikon patents relating to photolithography. A final non-appealable adverse decision in any of these proceedings could substantially restrict or prohibit ASML's ability to conduct sales in or from one or more of the United States, Korea and
                                Japan, which in turn could have a material adverse effect on the
                                Company's financial position or results of operations.

                                Management believes that the Nikon litigation is an example of a growing trend in the lithography industry of competing for market share by means of aggressive prosecution of intellectual property rights with the purpose of preventing or limiting a competitor's ability to utilize and develop technology. While ASML believes it has sufficient intellectual property rights to successfully conduct its business, there is a continuing risk that ASML will be subject to claims that it infringes upon other's patents or intellectual property rights. If successful, these claims could limit or prohibit ASML from developing its technology and producing its products, which would have a material adverse effect on the Company's financial position and results of operations. In addition,
                                Management anticipates that the costs associated with the maintenance, protection, through litigation or otherwise, and expansion of ASML's intellectual property portfolio in coming years will increase significantly.



                                                   34

                                Dependence on a limited number of manufacturing facilities

                                Prior to the merger with SVG, the manufacturing activities performed by
                                ASML took place in three separate cleanroom facilities located in
                                Veldhoven, the Netherlands. Although the merger with SVG has added additional manufacturing facilities, a major catastrophe such as a natural disaster could result in significant interruption of ASML's business operations and affect the Company's results of operations and financial position.

                                Dependence on a limited number of customers and concentration of credit risk

                                Historically, ASML has sold a substantial number of lithographic systems to a limited number of customers. While the composition of its largest customers may vary from year to year, ASML expects sales to remain concentrated to relatively few customers in any particular year and foresees further concentration of customers in future periods. The loss of any significant customer or any reduction in orders by a significant customer may have an adverse effect on ASML's business, financial condition, result of operations and the market price of its shares. As a result of the limited number of customers, credit risk on receivables is concentrated. The three largest customers account for 42.2 percent of accounts receivables (2001: 35.1 percent). Current market circumstances have increased the risk of business failure for ASML's customers.
                                Business failure of one of the main customers of ASML may result in adverse effects on its financial condition and result of operations.

                                Deferred tax assets

                                Tax losses, which are the basis for deferred tax assets, are predominantly incurred in the US and the Netherlands. Tax losses incurred by Dutch group companies can in general be offset for an indefinite period against future profits. Tax losses incurred by US group companies can in general be offset against future profits realized in twenty years following the year in which the losses are incurred. As realization of these assets is contingent on ASML's future profits in the respective jurisdictions, the extent and the timing by which such assets can be realized is uncertain. If ASML was unable to fully effectuate its operating loss carry forward potential, it could have a material adverse effect on ASML's financial condition and net result. Reference is made to note 17 to the Financial Statements.

                                Exchange rates

                                ASML adopted the euro as its reporting currency in its Consolidated
                                Financial Statements effective beginning in fiscal year 1999. A substantial portion of the Company's assets, liabilities and operating results are denominated in dollars. Consequently, fluctuations in the exchange rate of the US dollar against the euro can affect the Company's financial results.

                                The Company is exposed to exchange rate risk in the following areas:

                                o   Transaction exposures, such as sales transactions and purchase activities and accounts receivable/accounts payable resulting from such transactions

                                o   Remeasurement exposures of other non-functional currency denominated monetary assets and liabilities

                                o   Translation exposure of net investments in foreign entities (including results)

                                See also "Foreign exchange management" and note 5 to the Financial
                                Statements



                                                   35


Critical                        ASML's operating and financial review and prospects of financial
accounting                      condition and results of operations are based on our Consolidated
policies                        Financial Statements, which have been prepared in accordance with US
                                GAAP. Our accounting policies contain elements of management judgements that are critical to its outcome. We have identified the following elements as critical to our business operations and the understanding of our results of operations.

                                Recognition of revenues, income and expenses

                                Under the guidance in Staff Accounting Bulletin 101, ASML's practice for
                                "proven technology" systems is to recognize revenues based on shipment.
                                Revenues of initial shipments of "new technology" systems are deferred until customer acceptance. When a proven history and track record has been demonstrated for equipment previously identified as "new technology," ASML uses the shipment date as the date for revenue recognition.

                                ASML assesses the status of its technology based on installation times, full technical compliance to contract specifications and customer site sign-off for approval. Based on the outcome of its assessment in 2002,
                                ASML determined that its TWINSCAN technology, previously identified as
                                "new technology," qualified as "proven technology" in 2002.

                                ASML provides warranty coverage on its systems for twelve months, providing labor and parts necessary to repair systems during the warranty period. The estimated warranty costs are accounted for by accruing the estimated warranty cost for each system upon recognition of the system sale. The estimated warranty cost is based on historical product performance and field expenses. Utilizing actual service records, we calculate the average service hours and parts expense per system and apply the actual overhead rates to determine the estimated warranty charge. We update these estimated charges periodically. The actual product performance and/or field expense profiles may differ, and in those cases we adjust our warranty reserves accordingly. The difference between the estimated and actual warranty costs tends to be larger for new product introductions, for which there is limited or no historical product performance on which to base the estimated warranty expense.

                                Evaluation of long-lived assets for impairment

                                The Company evaluates its long-lived assets, including intellectual property, for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable.

                                These assessments are based on management judgements. ASML initiated impairment assessments in 2002 based on the following events:

                                o    The intended sale of the Thermal business
                                o    The termination of the Track business
                                o    Idle capacity within continuing operations, including building space
                                o    Assessment of recoverability of acquired intangible assets

                                Although Management believes these to be the known events that might indicate asset impairment, other assets may be subject to loss in valuation due to uncertain market circumstances.


                                                   36

                                Income tax

                                The asset and liability method is used in accounting for income taxes.
                                Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carry forwards and for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If it is more likely than not that carrying amounts of deferred tax assets will not be realized, a valuation allowance will be recorded to reduce the carrying amounts of such assets. In 2002 ASML performed an extended assessment with respect to the realizability of its deferred tax assets on net operating loss carry forwards in the United
                                States. In this analysis ASML fully incorporated the effective application of an Advanced Pricing Agreement (APA) that is under negotiation with the tax authorities involved. This APA would result in future taxable income that would recover net operating losses in the respective jurisdictions before these expire. Management has no indication that the APA will not take effect in future years and therefore did not record a valuation allowance on the deferred tax asset.

                                New accounting pronouncements

                                In 2002, ASML adopted the following new accounting pronouncements during
                                2002:
                                SFAS 141, Business combinations
                                SFAS 142, Goodwill and other intangible assets
                                SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets
                                Amendment of BW 2, title 9 of the Dutch Civil Code on Management remuneration

                                Furthermore, the following new accounting pronouncements were issued by the FASB in 2002 which will be adopted by ASML in 2003:
                                SFAS 143, Accounting for Asset Retirement Obligations and
                                SFAS 145, Rescission of SFAS No. 4, 44, 64, Amendment of SFAS 13, and
                                Technical Corrections
                                SFAS 146, Accounting for Costs Associated with Exit or Disposal
                                Activities
                                SFAS 148, Accounting for Stock-based Compensation-Transition and
                                Disclosure - an amendment of FASB Statement No. 123

                                Reference is made to note 1 of the Financial Statements for the implications and effects of these new accounting pronouncements.


                                Doug J. Dunn                              Peter T.F.M. Wennink




                               President, Chief Executive Officer,        Executive Vice President Finance and Chief
                               Chairman of the Board of Management        Financial Officer



                               ASML Holding N.V.
                               Veldhoven, January 30, 2003




                                                   37


                                                   38

                               ASML Holding N.V.
                               Financial Statements
                               2002

                               40    Consolidated Statements of Operations


                               41   Consolidated Statements of Comprehensive Income


                               41   Consolidated Balance Sheets


                               42   Consolidated Statements of Shareholders' Equity


                               43   Consolidated Statements of Cash Flows


                               44   Notes to the Consolidated Financial Statements


                               78   Independent Auditors' Report


                               79   Information and Investor Relations


                               80   ASML Worldwide Contact Information

Consolidated Statements of Operations(1)


                              For the years ended December 31             2000          2001          2002         2002(2)
                (Amounts in thousands, except per share data)              EUR           EUR           EUR           USD

                                            Net product sales        2,462,537     1,335,608     1,740,633     1,825,328
                                            Net service sales          210,093       253,639       218,039       228,648
-------------------------------------------------------------------------------------------------------------------------
                                              Total net sales        2,672,630     1,589,247     1,958,672     2,053,976

                                        Cost of product sales        1,405,472     1,348,837     1,289,030     1,351,751
                                        Cost of service sales          166,344       209,397       202,038       211,869
-------------------------------------------------------------------------------------------------------------------------
3                                       Total cost of sales          1,571,816     1,558,234     1,491,068     1,563,620

-------------------------------------------------------------------------------------------------------------------------
                                        Gross profit on sales        1,100,814        31,013       467,604       490,356

                               Research and development costs          327,015       347,333       324,419       340,204
16                           Research and development credits          (24,983)      (16,223)      (26,015)      (27,281)
                    Selling, general and administrative costs          256,513       245,962       263,243       276,052
                                 Merger and acquisition costs                0        41,477             0             0
3                                       Restructuring charges                0         3,082             0             0

-------------------------------------------------------------------------------------------------------------------------
                                      Operating income (loss)          542,269      (590,618)      (94,043)      (98,619)

                                              Interest income           61,869        41,786        31,177        32,694
                                             Interest expense          (49,276)      (48,993)      (67,958)      (71,265)
           Minority interest in net results from subsidiaries           (3,205)        3,606             0             0
-------------------------------------------------------------------------------------------------------------------------
              Income (loss) from continuing operations before
                                                 income taxes          551,657      (594,219)     (130,824)     (137,190)
17                 (Provision for) benefits from income taxes         (167,923)      179,017        42,779        44,861
-------------------------------------------------------------------------------------------------------------------------
          Net income (loss) from continuing operations before
                                 effect of accounting changes          383,734      (415,202)      (88,045)      (92,329)
   Cumulative effect of change in accounting principle net of
                                                         tax(3)         (2,676)            0             0             0

-------------------------------------------------------------------------------------------------------------------------
                 Net income (loss) from continuing operations          381,058      (415,202)      (88,045)      (92,329)

2       Loss from discontinued operations before income taxes           (3,685)     (103,001)     (183,624)     (192,559)
17                                   Benefits from income tax              674        39,211        63,846        66,953
-------------------------------------------------------------------------------------------------------------------------
                        Net loss from discontinued operations           (3,011)      (63,790)     (119,778)     (125,606)

                                            Net income (loss)          378,047      (478,992)     (207,823)     (217,935)

        Basic net income (loss) from continuing operations per
                                               ordinary share             0.83         (0.89)        (0.18)
     Basic net loss from discontinued operations per ordinary
                                                        share            (0.01)        (0.14)        (0.26)
                   Basic net income (loss) per ordinary share             0.82         (1.03)        (0.44)
         Diluted net income (loss) from continuing operations
                                           per ordinary share             0.79         (0.89)        (0.18)
 Diluted net (loss) from discontinued operations per ordinary
                                                        share            (0.01)        (0.14)        (0.26)
                 Diluted net income (loss) per ordinary share             0.78         (1.03)        (0.44)
                  Number of ordinary shares used in computing
                             per share amounts (in thousands)
                                                       Basic(4)        461,887       465,866       476,866
                                                     Diluted(4)        483,127       465,866       476,866


--------
(1) See Note 2 "Discontinued operations" and Note 3 "Restructuring" to the Consolidated Financial Statements.
(2) Solely for the convenience of the reader, certain euro amounts presented as of and for the year ended December 31,
    2002, have been translated into US dollars using the exchange rate on December 31, 2002, of USD 1.00 = EUR 0.9536.
(3) The cumulative effect for change in accounting principles reflects an adjustment in 2000 for Staff Accounting
    Bulletin (SAB 101) revenue recognition.
(4) All net income per ordinary share amounts have been retroactively adjusted to reflect the three-for-one stock split in April 2000 as well as the  issuance of shares to merge with SVG in May 2001.



Consolidated Statement of Comprehensive Income

                                   For the years ended December 31              2000          2001           2002           2002
                                            (Amounts in thousands)               EUR           EUR            EUR            USD
----------------------------------------------------------------------------------------------------------------------------------
                                                 Net income (loss)           378,047     (478,992)      (207,823)      (217,935)
                                      Foreign currency translation           118,782       26,744          5,859          6,144
----------------------------------------------------------------------------------------------------------------------------------
                                       Comprehensive income (loss)           496,829     (452,248)      (201,964)      (211,791)


Consolidated Balance Sheets


                                                 As of December 31                            2001           2002           2002
          (Amounts in thousands, except shares and per share data)                             EUR            EUR            USD
----------------------------------------------------------------------------------------------------------------------------------

                                                            Assets
                                         Cash and cash equivalents                         910,678        668,760        701,301
6                                         Accounts receivable, net                         510,566        556,664        583,750
7                                                 Inventories, net                         778,269        730,025        765,546
17                                              Current tax assets                          50,107        178,706        187,401
17                                             Deferred tax assets                             362              0              0
8                                             Other current assets                         192,614        175,095        183,615
2                              Assets from discontinued operations                         208,822        106,094        111,256
----------------------------------------------------------------------------------------------------------------------------------
                                              Total current assets                       2,651,418      2,415,344      2,532,869

17                                             Deferred tax assets                         262,091        314,795        330,112
8                                                     Other assets                          89,384         61,757         64,762
9                                                Intangible assets                          16,275         14,069         14,754
10                              Property, plant and equipment, net                         624,672        495,723        519,844
----------------------------------------------------------------------------------------------------------------------------------
                                                      Total assets                       3,643,840      3,301,688      3,462,341

                             Liabilities and Shareholders' Equity
                                                 Accounts payable                          275,463        213,423        223,808
3,11                                Accrued liabilities and other                          458,863        448,848        470,688
17                                         Deferred tax liability                              665          4,465          4,682
17                                          Current tax liability                                0         19,947         20,917
2                        Liabilities from discontinued operations                           93,716         66,091         69,307
----------------------------------------------------------------------------------------------------------------------------------
                                         Total current liabilities                         828,707        752,774        789,402

17                                         Deferred tax liability                           34,302        133,516        140,013
                                       Other deferred liabilities                           19,111         15,391         16,140
12                                  Convertible subordinated debt                        1,510,902      1,064,040      1,115,814
12                                           Other long term debt                           24,531         20,451         21,446
----------------------------------------------------------------------------------------------------------------------------------
                                                 Total liabilities                       2,417,553      1,986,172      2,082,815

             Cumulative Preference Shares, EUR 0.02 nominal value;
                                    900,000,000 shares authorized;
                          none outstanding as of December 31, 2002                               0              0              0

                          Priority Shares, EUR 0.02 nominal value;
                                         23,100 shares authorized,
           issued and outstanding as of December 31, 2001 and 2002                               1              1              1

       Ordinary Shares, EUR 0.02 nominal value; 900,000,000 shares authorized; 466,978,391 shares issued and outstanding as of
         December 31, 2001 and 468,182,485 as of December 31, 2002                           9,339          9,643         10,112
                                                     Share premium                         579,564        870,453        912,807
                                                 Retained earnings                         484,149        276,326        289,771
                            Accumulated other comprehensive income                         153,234        159,093        166,835
----------------------------------------------------------------------------------------------------------------------------------
                                        Total shareholders' equity                       1,226,287      1,315,516      1,379,526
                        Total liabilities and shareholders' equity                       3,643,840      3,301,688      3,462,341


Consolidated Statements of Shareholders' Equity


                               For the years ended December 31            2000         2001        2002         2002
                     (Amounts in thousands, except share data)             EUR          EUR         EUR          USD


                                               Priority Shares
                                          Balance, end of year               1            1           1            1

                                               Priority Shares
                                    Balance, beginning of year           9,069        9,268       9,339        9,793
  Adjustment for pooling of interests fourth quarter 2000 SVG(1)             0            7           0            0
                       Balance, beginning of year, as restated           9,069        9,275       9,339        9,793
                                   Issuance of ordinary shares             199           64         304          319
--------------------------------------------------------------------------------------------------------------------
                                          Balance, end of year           9,268        9,339       9,643       10,112

                                                 Share Premium
                                    Balance, beginning of year         512,060      551,343     579,564      607,764
   Adjustment for pooling of interests fourth quarter 2000 SVG               0        6,636           0            0
                       Balance, beginning of year, as restated         512,060      557,979     579,564      607,764
                                   Issuance of ordinary shares          39,283       21,585     290,889      305,043
--------------------------------------------------------------------------------------------------------------------
                                          Balance, end of year         551,343      579,564     870,453      912,807

                                             Retained Earnings
                                    Balance, beginning of year         566,562      944,609     484,149      507,706
   Adjustment for pooling of interests fourth quarter 2000 SVG               0       18,532           0            0
                       Balance, beginning of year, as restated         566,562      963,141     484,149      507,706
                                             Net income (loss)         378,047    (478,992)   (207,823)    (217,935)
--------------------------------------------------------------------------------------------------------------------
                                          Balance, end of year         944,609      484,149     276,326      289,771

                                          Comprehensive Income
                            Cumulative Translation Adjustments

                                    Balance, beginning of year          42,209      160,991     153,234      160,691
   Adjustment for pooling of interests fourth quarter 2000 SVG               0     (34,501)           0            0
                       Balance, beginning of year, as restated          42,209      126,490     153,234      160,691
            Exchange rate adjustments for pooling of interests         114,128       54,450           0            0
                  Exchange rate changes for the year and other           4,654     (27,706)       5,859        6,144
--------------------------------------------------------------------------------------------------------------------
                                          Balance, end of year         160,991      153,234     159,093      166,835

          Number of Ordinary Shares outstanding (in thousands)
                   Number of ordinary shares beginning of year         460,412      463,395     466,978
   Adjustment for pooling of interests fourth quarter 2000 SVG               0          365           0
                                   Issuance of ordinary shares           2,983        3,218      15,204
--------------------------------------------------------------------------------------------------------------------
            Number of ordinary shares outstanding, end of year         463,395      466,978     482,182


--------
(1)   See Note 1 to the Consolidated Financial Statements.


Consolidated Statements of Cash Flows

                                                  For the years ended December 31         2000        2001         2002        2002
                                                           (Amounts in thousands)          EUR         EUR          EUR         USD
------------------------------------------------------------------------------------------------------------------------------------

                                             Cash Flows from Operating Activities
                                      Net income (loss) from continued operations      381,058    (415,202)     (88,045)    (92,329)
 Adjustments to reconcile net income to net cash flows from operating activities:
                                                    Depreciation and amortization      111,133     126,759      166,035     174,114
                                                               Impairment charges            0      12,200       20,651      21,656
                                                     Allowance for doubtful debts          835       3,310            0           0
                                                 Allowance for obsolete inventory       10,215     367,140      112,164     117,622

                     Changes in assets and liabilities that provided (used) cash:
                                                              Accounts receivable    (238,092)     308,978      (57,183)    (59,965)
                                                            Deferred income taxes      (8,973)    (156,676)     (22,361)    (23,449)
                                                               Inventories, gross    (184,106)    (380,006)     (77,408)    (81,175)
                                                                     Other assets     (63,835)    (111,673)      31,365      32,891
                                                              Accrued liabilities     143,308       89,494      (41,683)    (43,711)
                                                                 Accounts payable      68,132       48,301      (71,927)    (75,427)
                                                               Income tax payable      31,069      (92,240)     (25,759)    (27,013)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities from continuing operations         250,744   (199,615)     (54,151)     (56,786)

                                             Cash Flows from Investing Activities
                                       Purchases of property, plant and equipment     (181,007)  (312,857)    (138,587)    (145,330)
                              Proceeds from sale of property, plant and equipment        3,030     21,672       58,735       61,593
                                            Investments in financial fixed assets                 (34,404)           0           0
                         Purchases of short-term investments, available for sales      (18,744)         0            0           0
                        Maturities of short-term investments, available for sales       44,835          0            0           0
                                                    Purchase of intangible assets            0       (506)           0           0
------------------------------------------------------------------------------------------------------------------------------------
                 Net cash used in investing activities from continuing operations    (151,886)   (326,095)      (79,852)    (83,737)

                                             Cash Flows from Financing Activities
                         Proceeds from issuance of convertible subordinated Notes            0     652,176            0           0
                                               Payment of underwriting commission            0    (14,237)            0           0
                           Net proceeds from issuance of shares and stock options       35,948      26,351       26,630      27,926
                                                       Other financing activities       (1,750)          0       (5,203)     (5,456)
------------------------------------------------------------------------------------------------------------------------------------
             Net cash provided by financing activities from continuing operations       34,198     664,290       21,427      22,470
                                                                   Net cash flows      133,056     138,580     (112,576)   (118,054)
                                                                Minority interest      121,119    (121,119)           0           0
                                      Effect of changes in exchange rates on cash       39,685      17,604       (1,869)     (1,960)
                  Net cash used by SVG for the quarter ended December 31, 2000(2)            0     (38,772)           0           0
                         Net cash flow (used) provided by discontinued operations      (45,048)    (69,815)    (127,473)   (133,676)
------------------------------------------------------------------------------------------------------------------------------------
                             Net increase (decrease) in cash and cash equivalents      248,812     (73,522)    (241,918)   (253,689)
                                     Cash and cash equivalents at end of the year      735,388     984,200      910,678     954,990
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       984,200     910,678      668,760     701,301
                               Supplemental Disclosures of Cash Flow Information:
                                                                   Cash paid for:
                                                                         Interest       18,427      33,444       66,614      69,855
                                                                            Taxes      146,520      73,922        3,642       3,819

                        Supplemental non-cash investing and financing activities:
                              Conversion of Bonds into 13,634,782 ordinary shares            0           0      265,411     278,325

-------------------
(2) The decrease in net cash used by SVG for the quarter ended December 31, 2000 consists of EUR 31,659 provided by operating activities, EUR (16,336) used for investing activities, EUR (58,430) used for discontinued activities and EUR 4,335 provided by financing companies.



                                Notes to the Consolidated Financial Statements

                                1. Summary of significant accounting policies

                                The accompanying Consolidated Financial Statements include the Financial
                                Statements of ASML Holding N.V. Veldhoven, the Netherlands, and its
                                consolidated subsidiaries (together referred to as "ASML" or the
                                "Company"). ASML is a worldwide business engaged in the development, production, marketing, sale and servicing of advanced semiconductor equipment systems, mainly consisting of lithography systems. ASML's principal operations are in the Netherlands, the United States of America
                                and Asia.

                                ASML follows accounting principles generally accepted in the United
                                States of America ("US GAAP"). ASML's reporting currency is the euro. The accompanying Consolidated Financial Statements are stated in thousands of euros ("EUR") except that, solely for the convenience of the reader, certain euro amounts presented as of and for the year ended December 31,
                                2002 have been translated into United States dollars ("USD") using the exchange rate in effect on December 31, 2002 of USD 1.00 = EUR 0.9536.
                                These translations should not be construed as representations that the euro amounts could be converted into US dollars at that rate.

                                On May 21, 2001, ASML merged with SVG, a company active in the
                                Lithography, Track and Thermal business. The merger with SVG is accounted for under the "pooling of interests" method. For accounting and financial reporting purposes, the companies are treated as if they had always been combined. Therefore, the Consolidated Financial Statements for each of the three years ended December 31, 2002, 2001 and 2000 reflect the combination of Financial Statements for ASML's historical operations with those of SVG for all periods presented. Because SVG's fiscal year ended on September 30, prior to the merger ASML's comparative figures for fiscal 2000 include the results of ASML's historical operations for the twelve months ended December 31, and the results of SVG's historical operations for the twelve months ended September 30. Consequently, SVG's net sales and net income for the quarter ended December 31, 2000, of USD
                                247 million and USD 17 million respectively, were excluded from the consolidated statement of operations for the fiscal year 2000. The fiscal years of the two companies were aligned effective January 1, 2001, resulting in a cumulative adjustment to shareholders' equity of EUR
                                (9,326) which reflects the difference between SVG's shareholder's equity as of September 30, 2000 and December 31, 2000.

                                On December 18, 2002 ASML announced the proposed divestiture of its
                                Thermal business, including related customer support activities, and the termination of its activities in the Track business. As a result of this decision, the presentation of the Company's financial statements and the notes thereto have been retroactively adjusted to reflect the effects of the decision to discontinue these operations. Further reference is made to Note 2.

Principles of                   The Consolidated Financial Statements include the accounts of ASML Holding
consolidation                   N.V. and all of  its majority-owned subsidiaries. All intercompany profits, transactions and balances have been eliminated in the consolidation.




                                                   44


Foreign currency                The financial information for subsidiaries outside the euro-zone is
translation                     generally measured using local currencies as the functional currency. The financial statements of those foreign sub sidiaries are translated into euros in the preparation of ASML's consolidated financial statements.
                                Assets and liabilities are translated into euros at the exchange rate in effect on the respective balance sheet dates. Income and expenses are translated into euros based on the average rate of exchange for the corresponding period. The resulting translation adjustments are recorded directly in shareholders' equity. Currency differences on intercompany loans that have the nature of a permanent investment are accounted for in a similar way.

Derivative                      The Company principally uses derivative foreign currency hedging
financial                       instruments for the management of foreign currency risks. Applying
instruments                     Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting
                                for Derivative Instruments and Hedging Activities" and SFAS No. 138
                                "Accounting for Certain Derivative Instruments and Certain Hedging
                                Activities an amendment of FASB Statement No. 133" the Company measures all derivative foreign currency hedging instruments based on fair values derived from market prices of the instruments. The Company adopts hedge accounting for all hedges that meet SFAS No. 133 effectiveness criteria.
                                Forwards and options used to hedge the impact of the fluctuations in exchange rates on cash flows from purchase activities and sales transactions in non-functional currencies are treated as cash flow hedges. The critical terms of the hedging instruments are the same as those for the underlying transactions. The changes in fair value of the derivatives are intended to offset changes in the expected cash flows from the underlying transactions. The change in the fair value of cash flow hedges are deferred in other comprehensive income until the underlying exposure is recognized in the Income Statement.

                                When the underlying transaction is recognized, the related gain or loss on the cash flow hedgeaccumulated in other comprehensive income is released to the income statement. Gains and losses of hedges on sales transactions are recognized in revenue, while gains and losses of hedges on forecasted purchase transactions are recognized in cost of sales. In the event that the underlying transaction does not occur, or it becomes probable that it will not occur, the gain or loss on the related cash flow hedge is released from accumulated other comprehensive income and included in the Income Statement.

                                Forwards used to hedge accounts receivable, accounts payable and other monetary assets and liabilities denominated in non-functional currencies are designated as fair value hedges. Both the change in the fair value of these hedges and their underlying exposure are recognized in the Income
                                Statement.

                                Interest rate swaps that are being used to hedge the fair value of fixed loan coupons payable are designated as fair value hedges, with changes in fair value recorded in the Income Statement.. The change in fair value is intended to offset the change in the fair value of the underlying fixed loan coupons, which is recorded accordingly. Interest rate swaps that are being used to hedge changes in the variability of future interest receipts are designated as cash flow hedges. The critical terms of the hedging instruments are the same as those for the underlying assets.
                                Accordingly, all changes in fair value of these derivative instruments are recorded as other comprehensive income. The accumulated changes in fair value of the derivatives are intended to offset changes in future interest cash flows on the assets.


                                                   45

                                The Company records any ineffective portion of foreign currency hedging instruments in cost of sales in the Income Statement. Ineffectiveness of hedging instruments had an impact of EUR 0,8 million on cost of sales in
                                2002. The ineffective portion of interest rate swaps is recorded in interest income (expense). The Company did not incur effects due to ineffectiveness of interest rate swaps in 2002.

Cash and cash equivalents       Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits and commercial paper, with insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition.

Inventories                     Inventories are stated at the lower of cost (first-in, first-out method)
                                or market value. Cost includes net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Allowances are made for slow moving, obsolete or unsaleable inventory.

Intangible assets               Intangible assets include acquired intellectual property rights that are valued at cost and are amortized on a straight-line basis over their estimated useful life of 10 years.

Property, plant and equipment   Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method based in the estimated useful lives of the related assets. In the case of leasehold improvements, the estimated useful lives of the related assets do not exceed the remaining term of the corresponding lease. The following table presents the assigned economic lives of ASML's property, plant and equipment:

                                                    Category                 Assigned economic life
                                 -------------------------------------------------------------------
                                 Buildings and constructions                             5-40 years
                                     Machinery and equipment                              2-5 years
                                   Office furniture/fixtures                              3-5 years
                                      Leasehold improvements                             5-10 years

                                Certain internal and external costs associated with the purchase and/or development of internally used software are capitalized when both the preliminary project stage is completed and management has authorized further funding for the project, which it has deemed probable to be completed and to be used for the intended function. These costs are amortized on a straight-line basis over the period of related benefit, which ranges primarily from two to five years.

Evaluation of long-lined        The Company evaluates its long-lived assets, with include property, plant
assets for impairment           and equipment and intangible assets, for mpairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If those assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the asset. Assets held for sale are reported at the lower of the carrying amount or fair value less the cost to sell.



                                                   46

Recognition of                  ASML distinguishes between revenues from"new" and "proven" technology
revenues, income                systems. Revenue for "proven technology" systems is recognized upon
and expenses                    shipment, since title passes to the customer at that moment, and the customer has unconditionally accepted the system during a factory test prior to shipment. Revenues on "new technology" systems are deferred until installation and acceptance at the customer's premises are completed. As soon as a track record has been established regarding the successful and timely installation and acceptance of equipment previously identified as "new technology," ASML considers the equipment to be
                                "proven technology". At that time, ASML changes the timing of revenue recognition to the shipment date in accordance with its revenue policy for "proven technology" and releases previously deferred revenue. In the second half of 2002, the TwinscanTM technology, which was previously identified as "new technology" has been marked "proven technology." The fair value of installation services provided to the customers is initially deferred and is recognized when the installation is completed.
                                Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract.

Cost of sales                   Costs of product sales comprise direct product costs such as materials, labor, cost of warranty, depreciation and related overhead costs.
                                Repayments of certain technical development credits, which are calculated as a percentage of sales, are also charged to cost of product sales (see
                                "Research and development cost and credits," below).

                                ASML accrues for the estimated cost of the warranty on its systems, which includes the cost of labor and parts necessary to repair systems during the warranty period. The amounts recorded in the warranty accrual are estimated based on actual historical expenses incurred and on estimated probable future expenses related to current sales. Actual warranty costs are charged against the accrued installation and warranty reserve. Costs of service sales comprise direct service costs such as materials, labor, depreciation and overhead costs relating to providing extended warranty and maintenance services.

Restructuring                   ASML applies the criteria defined in Emerging Issues Task Force consensus
                                ("EITF") 94-3, "Liability Recognition for Certain Employee Termination
                                Benefits and Other Costs to Exit an Activity (Including Certain Costs
                                Incurred in a Restructuring)," in order to determine when a liability for restructuring or exit costs should be recognized. With respect to employee termination costs, one of these criteria relates to the existence of authorized plans that have been communicated to the employees involved in a sufficient level of detail. Other exit costs include purchase and other commitments to be settled or fulfilled.

                                Related costs are estimated based on expected settlement fees and committed payments, taking into account future potential benefits, if any, from those commitments.

Research and development        Costs relating to research and development are charged to operating
costs and credits               expense as incurred. Subsidies and other governmental credits for research and development costs relating to approved projects are recorded as research and development credits in the period when the research and development cost to which the subsidy or credit relates occurs. Technical development credits (Technische Ontwikkelingskredieten or "TOKs")
                                received from the Dutch government to offset the cost of certain research and development projects are contingently repayable, including accrued interest, as a percentage of the revenues from future sales,



                                                   47

                                if any, of equipment developed in such projects. These repayments are charged to cost of sales at the time such sales are recorded (see Note
                                16). No repayments are required if such sales do not occur.

Stock options                   ASML applies Accounting Principles Board Opinion ("APB") 25, Accounting
                                for Stock Issued to Employees, and related interpretations in accounting for its stock option plans. SFAS 123, Accounting for Stock-Based
                                Compensation, allows companies to elect to recognize the fair value of the stock options granted to employees as an expense, or to account for stock option plans using the intrinsic value method under APB 25 and provide pro forma disclosure of the impact of the fair value method on net income and earnings per share. ASML continues to account for its stock options under the intrinsic value method and discloses the pro forma effects of SFAS 123 in Note 13.

Net income (loss) per           Basic net income (loss) per share is computed by dividing net income
ordinary share                  (loss) by the weighted average ordinary shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if options issued under ASML's stock compensation plan were exercised, and if ASML's convertible loans were converted, unless the conversion would have an anti-dilutive effect. The dilutive effect is calculated using the treasury method. As a result of the losses incurred by the Company, there is no difference between basic and diluted earnings in 2002 and 2001 because the assumed conversion of loans and exercise of stock options would have been anti-dilutive.


                                A summary of the weighted average number of shares and ordinary equivalent shares is as follows:

                                      Years ended December 31
                                       (Amounts in thousands)                   2000               2001              2002
                                ------------------------------------------------------------------------------------------
                                Basic weighted average shares                461,887            465,866           476,866
                                                  outstanding
                                    Weighted average ordinary                 21,240                  0                 0
                                            equivalent shares
                                ------------------------------------------------------------------------------------------
                                     Diluted weighted average                483,127            465,866           476,866
                                           shares outstanding


                                Excluded from the diluted weighted average share outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation, since they represent a different class of stock than the ordinary shares. See further discussion in Note 22.

Use of estimates                The preparation of ASML's Consolidated Financial Statements in conformity with US GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods.
                                Actual results could differ from those estimates.

Comprehensive income            Comprehensive income consists of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that are not included in net income, but recorded directly in shareholders' equity. For the years ended


                                                   48

                                December 31, 2002, 2001 and 2000, comprehensive income consists of net income, unrealized gains and losses on derivative financial instruments and foreign currency translation adjustments.

Segment disclosure              In prior years and the first half of 2002, ASML reported in two business segments, Lithography and Track and Thermal. As ASML has terminated substantially its entire Track business and initiated the sale of the
                                Thermal business, they are presented as discontinued operations and no longer presented as a separate segment. Customer support obligations and activities related to the Track business are continued and reported as part of the Lithography business (see note 2). ASML operates in three general geographic locations (see Note 18).

Income taxes                    The asset and liability method is used in accounting for income taxes.
                                Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. If it is more likely than not that the carrying amount of deferred tax assets will not be realized, a valuation allowance will be recorded.

Newly adopted accounting        In June 2001, the Financial Accounting Standards Board issued SFAS No.
pronouncements                  141, "Business Combinations" and SFAS No. 142, "Intangible Assets."

                                SFAS No. 141 requires that all business combinations initiated after June 30,
                                2001 be accounted for under the purchase method and addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The adoption of this standard did not impact ASML's financial position, result of operations or cash flows.

                                SFAS No. 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination and the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but instead tested at least annually for impairment. The adoption of SFAS No. 142 as of January 1, 2002, did not have an impact on the Company's financial position, result of operations or cash flows, since it did not have any goodwill or intangible assets with indifinite lives. In August 2001, the FASB issued
                                SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived
                                Assets." This statement addresses the impairment or disposal of long-lived assets and supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and
                                Accounting Principles Board Opinion No. 30, "Reporting the Results of
                                Operations, for a disposal of a segment of a business." SFAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. ASML adopted SFAS 144 as of January 1,
                                2002. The Company performed an assessment of its long-lived assets within the Track and Thermal businesses and recorded impairment losses of EUR 11 million. The impairment charges related to the Track and Thermal businesses that resulted from the adoption of SFAS 144 have been included in the 'result



                                                   49

                                of discontinued operations'. Furthermore, ASML assessed the valuation of fixed assets for continuing operations. This lead to an impairment charge of EUR 20 million that has been recognized in cost of sales of continuing operations.

                                Under SFAS 144, a component of a business is reported in discontinued
                                operations if the operations and cash flows will be, or have been eliminated from the ongoing operations of the company and the company will not have any significant continuing involvement in such operations.
                                Accordingly, ASML reported its Thermal and Track businesses as discontinued operations, details of which are provided in note 2.

                                In 2002, Dutch legislation was adopted that requires full disclosure of individual management remuneration. The legislation became effective for financial years starting on or after January 1, 2002. ASML has included the required disclosures in note 19.

Recent accounting               In June 2001, FASB issued SFAS 143, "Accounting for Asset Retirement
pronounoements                  Obligations." SFAS 143 establishes accounting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets and requires recognition of a liability for an asset retirement obligation in the period in which it is incurred. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not anticipate that the adoption of SFAS 143 will have a material impact on its Financial Statements.

                                In April, 2002, the FASB issued issued SFAS 145, "Rescission of SFAS No.
                                4, 44, 64, Amendment of SFAS 13, and Technical Corrections." SFAS 145
                                applies to fiscal years beginning after May 15, 2002 or certain transaction entered into after May 15, 2002. ASML did not enter into transactions that are within the scope of SFAS 145 after May 15, 2002 and does not expect the adoption of SFAS 145 to have a material impact on its
                                Financial Statements.

                                In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement defines the accounting and reporting for costs associated with exit or disposal activities and is effective for exit or disposal activities that are initiated after
                                December 31, 2002, with early application encouraged. SFAS 146 supersedes
                                Emerging Issues Task Force (EITF) issue 94-3, "Liability Recognition for
                                Certain Employee Termination Benefits and Other Costs to Exit an
                                Activity." ASML will adopt SFAS 146 as of January 1, 2003 and does not expect the adoption of the statement to have a significant impact on its financial position and results of operations.

                                In December 2002, the FASB Issued Statement No.148, "Accounting for
                                Stock-Based Compensation-Transition and Disclosure-an Amendment of FASB
                                Statement No. 123," ("SFAS 148"). SFAS 148 amends FASB Statement No. 123,
                                "Accounting for Stock Based Compensation" ("SFAS 123") and provides alternative methods for accounting for a change by registrants to the fair value method of accounting for stock-based compensation.
                                Additionally, SFAS 148 amends the disclosure requirements of SFAS 123.
                                The statement is effective for fiscal years beginning after December 15,
                                2002, and disclosures are effective for the first fiscal quarter beginning after December 15, 2002. ASML has not yet determined the impact of the adoption of SFAS 148 on the Company's results of operations or financial position.



                                                   50

                                In November 2002, the FASB issued FASB Interpretation No. 45 (FIN
                                45),"Guarantor's Accounting and Disclosure Requirements for Guarantees,
                                Including Indirect Guarantees of Indebtedness of Others." The disclosure provisions of FIN 45 are effective for financial statements of interim or annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. ASML has not yet determined the impact of the adoption of FIN 45 on the Company's results of operations or financial position.

                                In November 2002, the EITF 00-21 "Revenue Arrangements with Multiple
                                Deliverables" was released. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. ASML is currently evaluating the effect that the adoption of EITF Issue No. 00-21 will have on its results of operations and financial condition.

                                2. Discontinued operations

Discontinuance of Track and     On December 18, 2002 ASML announced the proposed sale of its Thermal
Thermal businesses              business and the termination of its activities in the Track business.
                                Both discontinued businesses met the criteria of SFAS 144 and have been classified accordingly.

                                The Company reviewed its long-lived assets used in the Thermal business for potential impairment. No impairment charges were recorded on the
                                Thermal-related net asset. The Company is currently in ongoing negotiations with interested buyers and expects to sell the Thermal business in 2003. The net loss from operations of the Thermal business amounted to EUR 61.2 million for 2002 (2001: EUR 42.8 million).

                                The termination of the Track business has resulted in an exit plan that includes workforce reduction, fixed asset impairments and inventory write-offs due to discontinued product lines. The exit plan includes the disposal of remaining assets related to the Track business. ASML will continue to service its existing customers for which ASML has warranty or other service obligations. Consequently, customer support related to the
                                Track business has not been included in discontinued operations.

                                The net loss from operations of the Track business amounted to EUR 56.6 million for 2002 (2001: EUR 20.9 million), including total pre-tax estimated exit costs of EUR 47.0 million. These exit costs include asset impairments, inventory write downs, purchase and other commitment settlements and employee termination costs. The number of employees to be terminated under the plan is expected to be approximately 200.

                                From a tax perspective, assets impairment costs, employee termination costs, inventory writeoff and losses from discontinued operations mostly reside and will remain with ASML US group companies. These losses can be offset against future profits from continuing operations of these US group companies.


Summarized results of operations for discontinued operations are as follows:

               Years ended December 31                   2000             2001          2002
---------------------------------------------------------------------------------------------
Revenues
                                 Track                 88,320           51,472         7,236
                               Thermal                301,694          203,642       105,929
---------------------------------------------------------------------------------------------
                                 Total                390,014          255,114       113,165

               Years ended December 31                   2000             2001          2002
       Income (loss) from discontinued
              operations, net of taxes
---------------------------------------------------------------------------------------------
            Track loss from operations                (2,368)         (20,946)      (27,991)
       Track exit costs (net of taxes)                     0                 0      (30,626)
          Thermal loss from operations                  (643)         (42,844)      (61,161)
---------------------------------------------------------------------------------------------
                                 Total                (3,011)         (63,790)     (119,778)


Summarized assets and assumed liabilities from discontinued operations are as follows:

       As of December 31                   2001                             2002
Assets                            Track    Thermal      Total      Track    Thermal    Total
---------------------------------------------------------------------------------------------
       Intangible assets                     2,101      2,101                 4,410    4,410
   Tangible fixed assets         15,182     33,493     48,675      3,812     29,182   32,994
             Inventories         23,442     67,177     90,619        339     34,354   34,693
             Receivables          5,082     54,470     59,552      1,529     31,535   33,064
                   Other          3,428      4,447      7,875        256        677      933
---------------------------------------------------------------------------------------------
            Total Assets         47,134    161,688    208,822      5,936    100,158  106,094

Liabilities
---------------------------------------------------------------------------------------------
        Accounts payable          3,923     10,878     14,801      2,200      8,263   10,463
     Accrued liabilities         18,947     34,106     53,053     26,425     15,316   41,741
        Installation and              0     25,862     25,862          0     13,887   13,887
                warranty
---------------------------------------------------------------------------------------------
       Total Liabilities         22,870     70,846     93,716     28,625     37,466   66,091

ASML organizes its financing activity at the corporate level and does not allocate funding to individual net assets identified as assets from discontinued operations. The following table represents cash flows directly attributable to ASML's discontinued operations.


               Years ended December 31                   2000           2001            2002
---------------------------------------------------------------------------------------------
 Net cash provided (used) by operating
 activities of discontinued operations               (35,615)       (35,937)       (121,039)
 Net cash used in investing activities
            of discontinued operations                (9,433)       (33,878)         (6,434)
---------------------------------------------------------------------------------------------
         Net cash used in discontinued               (45,048)       (69,815)       (127,473)
                            operations


                                        3. Restructuring

                                On December 18, 2002 ASML announced measures to contain costs for its lithography business, including customer support, to lower the breakeven point by adjusting labor capacity and increasing operating flexibility.
                                ASML intends to reduce its lithography-related work force by approximately 700 positions worldwide (11.7 percent). In combination with the effects of discontinued operations, this will result in an expected total work force of approximately 5,300 by the end of the first half of
                                2003. Total costs worldwide for lithography-related employee termination are estimated at approximately EUR 14.5 million, which will be largely recorded in 2003 since the final details on the plan had not been finally determined by December 31, 2002. Next to the aforementioned restructuring, ASML recorded provisions of EUR 78.5 million during 2002 for slow-moving and obsolete lithography inventory and impairments of tangible fixed assets which were recorded as cost of sales.

                                On October 16, 2001, as a consequence of the ongoing downturn in the semiconductor industry, ASML announced cost reductions and a restructuring plan which should result in the consolidation of manufacturing facilities and discontinuance of certain product lines related to SVG. The components of the 2001 restructuring charge were as follows:



                                                                               Cost of Sales        Selling,        Total
                                                                                                 general and
                                                                                              administrative
                                                                                                    expenses
                                ------------------------------------------------------------------------------------------
                                                   Inventory write-off               300,443               0      300,443
                                                  Purchase commitments                51,761               0       51,761
                                                Fixed assets write-off                31,345             462       31,807
                                                Building closure costs                 2,700             865        3,565
                                                    Severance payments                13,370           1,755       15,125
                                ------------------------------------------------------------------------------------------
                                           Total restructuring charges               399,619           3,082      402,701

                                The restructuring provision relating to the 2001 restructuring is as follows as of
                                December 31, 2002:

                                                                        Purchase      Building     Severance        Total
                                                                     commitments       closure      payments
                                                                                         costs
                                ------------------------------------------------------------------------------------------
                                                Balance as of
                                            December 31, 2001             51,761         2,058         9,181       63,000
                                             Incurred to date           (27,126)       (2,044)       (6,580)     (35,750)
                                                  Adjustments            (6,337)         2,116       (1,686)      (5,907)
                                            Effect of foreign
                                         currency translation             (8272)         (330)         (915)      (9,517)
                                ------------------------------------------------------------------------------------------
                                                Balance as of            10,026         1,800             0       11,826
                                            December 31, 2002

                                Adjustments to the 2001 restructuring plan amounting to EUR 5,907 have been recognized in 2002 and are classified as costs of sales. The Company expects to finalize its 2001 restructuring in fiscal year 2003.


                                4. Other significant events

                                In April 2002 ASML has exercised its option to redeem and did thereby call for redemption on May 3, 2002, the remaining outstanding bonds under its 2.5 percent convertible loan (EUR 268.5 million) at a redemption price of 100.00 percent of the principal amount of the bonds plus accrued interest. Before May 3 bondholders converted bonds for a total of EUR
                                265.4 million into 13,634,782 ordinary shares.

                                5. Market risk and derivatives

                                Market risk represents the risk of a change in the value of a financial instrument, derivative or non derivative, caused by fluctuations in currency exchange rates and interest rates. The Company addresses market risk in accordance with established policies and thereby enters into various derivative transactions. No such transactions are entered into for trading purposes.

Foreign currency management     The Company uses the euro as its invoicing currency in order to limit the exposure to foreign currency movements. Exception may occur on a customer by customer basis To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.

                                It is the Company's policy to hedge material transaction exposures, such as sales transactions and forecasted purchase cash flows and accounts receivable/accounts payable. ASML hedges these exposures through the use of foreign exchange options and forward contracts. The use of a mix of foreign exchange options and forwards is aimed at reflecting the likelihood of the transactions occurring. The effectiveness of all outstanding hedge contracts is monitored closely throughout the life of the hedges.

                                During the twelve months ended December 31, 2002, EUR 0.8 million of net gain was recognized in cost of sales relating to hedges of forecasted transactions that did not occur. As of December 31, 2002, EUR 0.6 million of other comprehensive income represents the total anticipated loss to be charged to cost of sales, and EUR 3.2 million is the total anticipated gain to be released to cost of sales over the next twelve months as the forecasted revenue and purchase transactions occur.

                                It is the Company's policy to hedge material re-measurement exposures.
                                These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forwards. Furthermore, the
                                Company uses forwards to hedge its 320 million Swedish Kroner loan to
                                Micronic.

                                It is the Company's policy to manage material translation exposures resulting predominantly from ASML's US dollar net investments. ASML's USD
                                520 million 4.25 percent convertible notes due 2004 are assigned to certain of the Company's net US investments. As a result, fluctuations in the Company's balance sheet ratio's resulting from changes in exchange rates are reduced.



                                                   54

Interest rate management        The Company has both assets and liabilities that bear interest, which expose the Company to fluctuations in the prevailing market rate of interest. The Company uses interest rate swaps to align the interest typical terms of interest bearing assets with the interest typical terms of interest bearing liabilities. The Company still retains residual financial statement exposure risk to the extent that the asset and liability positions do not fully offset. It is the Company's policy to enter into interest rate swaps to hedge this residual exposure. For this purpose, the Company uses interest rate swaps, both to hedge changes in market value of fixed loan coupons payable due to changes in interest rates as well as to hedge the variability of future interest receipts as a result of changes in market interest rates.

Financial instruments as of     Primary financial instruments recorded on the balance sheet include cash
December 31, 2002               and cash equivalents, accounts receivable and accounts payable. The carrying amount of these financial instruments approximates their fair value due to the short-term nature of these instruments.

                                The following table summarizes the Company's derivative financial instruments, their market values and their sensitivity to changes in exchange rate or interest rates:

                                                                                       Fair value        Fair value
                                                                                           change            change
                                                                                   resulting from    resulting from
                                                            Notional       Fair              a 1%   a 10% weakening
                                         Derivative           amount      value     non favorable    of EUR against
                                                                                      increase in    other currency
                                                                                    interest rate
                                ------------------------------------------------------------------------------------
                                  Forward contracts          223,000        845               N/A             5,246
                                   Currency options           41,000        782               N/A              (12)
                                Interest rate swaps          982,000      5,684          (18,659)               N/A


Credit risk                     ASML is exposed to credit-related losses in the event of non-performance by counter parties to financial instruments. Although ASML selects and monitors counter parties and uses protective measures, such as letters of credit, where deemed necessary, provisions for potential losses are set
                                up.




6.  Accounts receivable

Accounts receivable consist of the following:
                        As of December 31                         2001                  2002
--------------------------------------------------------------------------------------------
                Gross accounts receivable                      513,320               556,988
             Allowance for doubtful debts                       (2,754)                 (324)
--------------------------------------------------------------------------------------------
                  Net accounts receivable                      510,566               556,664

A summary of activity in the allowance for doubtful debt:

                        As of December 31                         2001                  2002
--------------------------------------------------------------------------------------------
             Balance at beginning of year                       (1,439)               (2,754)
              Utlization of the provision                            0                 2,430
         Additional provision in the year                       (1,315)                    0
--------------------------------------------------------------------------------------------
                   Balance at end of year                       (2,754)                 (324)

7.  Inventories

Inventories consist of the following:

                        As of December 31                         2001                  2002
--------------------------------------------------------------------------------------------
                            Raw materials                      566,609               267,054
                          Work-in-process                      449,625               366,440
                        Finished products                      262,526               381,795
--------------------------------------------------------------------------------------------
                 Total inventories, gross                    1,278,760             1,015,289

       Alllowance for obsolescence and/or
                       lower market value                     (500,491)             (285,264)
--------------------------------------------------------------------------------------------
                   Total inventories, net                      778,269               730,025

A summary of activity in the allowance for obsolescence is as follows:

                  Years ended December 31                         2001                  2002
--------------------------------------------------------------------------------------------
             Balance at beginning of year                      126,779               500,491
      Adjustment for pooling of interests                        5,040                     0
 Balance at beginning of year as restated                      131,819               500,491
                  Provision for the year1                      393,005               112,164
                 Effect of exchange rates                        4,013               (36,673)
                 Utilization of provision                      (28,346)             (290,718)
--------------------------------------------------------------------------------------------
                   Balance at end of year                      500,491               285,264

1       Refer to note 3, "Restructuring"


8. Other assets

Other non-current assets consist of the following:

                        As of December 31                         2001                  2002

                     Loan to Micronic AB1                       34,405                35,176
                Compensation plan assets2                       10,078                10,994
                         Prepaid expenses                       24,480                14,915
                                    Other                       20,421                   672
--------------------------------------------------------------------------------------------
             Total other long-term assets                       89,384                61,757

1     The loan to Micronic has a notional amount of 320 million Swedish Kroners and is non-interest bearing.  The loan is repayable in 2004 or can be converted into 1 million shares of Micronic upon the first request of ASML.
2     For further details on compensation plan refer to note 13.

Other current assets consist of the following:

                        As of December 31                         2001                  2002
--------------------------------------------------------------------------------------------
                           Loans to Zeiss                       95,925                76,443
                                      VAT                       33,424                34,654
                         Prepaid expenses                       42,393                43,745
                                    Other                       20,872                20,253
--------------------------------------------------------------------------------------------
               Total other current assets                      192,614               175,095

The non-interest bearing loans to Zeiss are repayable by future shipments of lenses or can be redeemed in cash depending on the specific contractual terms of the individual loans.

9. Intangible assets

In July 1999, ASML obtained, through its purchase of the business of MaskTools, the intellectual property rights relating to Optical Proximity Correction technology. This technology enhances leading edge lithography systems to accurately and reliably print line widths below 0.2 micron. These rights have been valued at cost and are amortized on a straight-line basis over the estimated useful life of 10 years.


                                                                  2001                  2002
--------------------------------------------------------------------------------------------
                                     Cost
                       Balance, January 1                       19,969                20,475
                                Additions                          506                     0
--------------------------------------------------------------------------------------------
                     Balance, December 31                       20,475                20,475
                 Accumulated depreciation
                       Balance, January 1                        2,102                 4,200
                             Amortization                        2,098                 2,206
--------------------------------------------------------------------------------------------
                     Balance, December 31                        4,200                 6,406
--------------------------------------------------------------------------------------------
               Net book value December 31                       16,275                14,069


10. Property, plant and equipment

Property, plant and equipment consist of the following:


                                                                                                              Office
                                                                                    Machinery               furniture
                                                                      Buildings &      and       Leasehold      and
                                                                    constructions   equipment  improvements fixtures       Total
                                                          Cost
                                            Balance, January 1           183,236     664,802       107,093   135,091    1,090,222
                                                     Additions             2,331     105,525         7,001    23,729      138,586
                                                     Disposals            (1,006)   (118,936)          (76)   (2,130)    (122,148)
                                      Effect of exchange rates           (17,581)    (52,645)       (1,199)   (2,639)     (74,064)
                                   -----------------------------------------------------------------------------------------------
                                     Balance December 31, 2002           166,980     598,746       112,819   154,051    1,032,596

                                      Accumulated depreciation
                                            Balance, January(*)           59,446     278,533        39,768    87,803      465,550
                                                  Depreciation             9,853      99,586        17,901    26,469      153,809
                                                   Impairment1                 0      20,651             0         0       20,651
                                                     Disposals            (1,078)    (59,385)          (22)   (1,584)     (62,069)
                                      Effect of Exchange rates            (7,622)    (30,274)       (1,050)   (2,122)     (41,068)
                                   -----------------------------------------------------------------------------------------------
                                    Balance, December 31, 2002            60,599     309,111        56,597   110,566      536,873

                                                Net Book Value
                                             December 31, 2001           123,790     386,269        67,325    47,288      624,672
                                   -----------------------------------------------------------------------------------------------
                                             December 31, 2002           106,381     239,635        56,222    43,485      495,723

(*)     Impairment charges were recognized for own use equipment that was identified as idle capacity.  Reference is made to note 2.




                                11. Accrued liabilities and other

                                Accrued liabilities and other consist of the following:


                                      For the years ended December 31                         2001                  2002
                                -----------------------------------------------------------------------------------------
                                                     Deferred revenue                       57,119                 1,616
                                            Warranty and installation                       66,194                69,684
                                       Materials and costs to be paid                       73,756                73,620
                                              Advances from customers                       74,544               126,860
                                              Personnel related items                       55,251                60,814
                                     Investment credits payable (TOK)                          364                31,651
                                                        Restructuring                       63,000                11,826
                                                                Other                       68,635                72,777
                                -----------------------------------------------------------------------------------------
                                  Total accrued liabilities and other                      458,863               448,848

                                12. Long-term debt, borrowing arrangements and commitments

                                The following table summarizes the company's outstanding convertible debt securities as of the dates indicated:

                                      For the years ended December 31                         2001                  2002
                                -----------------------------------------------------------------------------------------
                                              2.5 percent convertible                      268,519                     0
                                             4.25 percent convertible                      589,931               495,757
                                             5.75 percent convertible                      652,452               568,283
                                -----------------------------------------------------------------------------------------
                                               Total convertible debt                    1,510,902             1,064,040


                                In April 1998, ASML completed an offering of EUR 272 million principal amount of its 2.5 percent Convertible Subordinated Bonds due 2005, with interest payable annually commencing April 9, 1999. In April 2002, ASML exercised its option to redeem and did thereby call for redemption on May
                                3, 2002, all of the remaining Company's outstanding bonds (EUR 268.5 million) at a redemption price of 100.00 percent of the principal amount of the bonds plus accrued interest. Before May 3, bondholders converted bonds for a total of EUR 265.4 million into 13,634,782 ordinary shares.

                                In November 1999, ASML completed an offering of USD 520 million principal amount of its 4.25 percent Convertible Subordinated Notes due November
                                30, 2004, with interest payable semi-annually on November 30 and May 30 of each year, commencing on May 30, 2000. The remaining notes are convertible into 13,956,975 ordinary shares at USD 37.25 (EUR 35.52) per share at any time prior to maturity. At any time on or after December 5,
                                2002, the notes are redeemable at the option of ASML, in whole or in part, at the prices specified below, together with accrued interest.
                                During 2001 and 2002, none of the notes were converted into ordinary shares.


                                                   59

                                The redemption prices, expressed as a percentage of the outstanding principal amount of the notes being redeemed are:



                                                                                                                 Redemption Price
                                --------------------------------------------------------------------------------------------------
                                                               January 1, 2003,
                                                       through December 4, 2003                                           101.70%
                                                              December 5, 2003,
                                                      through November 29, 2004                                           100.85%
                                              November 30, 2004, and thereafter                                           100.00%


                                In October 2001, ASML completed an offering of USD 575 million principal amount of its 5.75 percent Convertible Subordinated Notes due October 15,
                                2006, with interest payable semi-annually on April 15 and October 15 of each year, commencing on April 15, 2002. The notes are convertible into
                                30,814,576 ordinary shares at USD 18.66 (EUR 17.79) per share at any time prior to maturity. At any time on or after October 22, 2004 the notes are redeemable at the option of ASML, in whole or in part, at 100 percent of its principal amount, together with accrued interest, provided that the
                                Company's shares close above 130 percent of the conversion price for twenty trading days out of a thirty-day period. During 2002 none of the notes were converted into ordinary shares. Deferred interest rate swap proceeds amounting to EUR 19,985, have been classified under this convertible. The fair value of all remaing outstanding notes as of
                                December 31, 2002 amounted to EUR 894.4 milion (USD 937.9 million).

Other long term debt            In February 1997, the Company received a USD 6.5 million (EUR 6.2 million) loan from the Connecticut Development Authority. The loan has a ten-year term, bears interest at 8.25 per cent, and is secured by the
                                Company's Wilton, Connecticut facility.

                                In 1999, the Company assumed three yen-denominated loans in connection with its merger with SVG. Approximately EUR 4 million (JPY 574 million), which is secured by land and buildings in Japan, is payable in monthly installments through the year 2011, bearing interest at 2.5 percent.
                                Approximately EUR 11 million (JPY 1,350 million) and EUR 2 million (JPY
                                200 million) are unsecured, are repayable in 2006 and 2007, respectively and bear interest at 3.1 percent and 2.2 percent, respectively, payable semiannually.

Lines of credit                 At December 31, 2002, the Company had available credit facilities for a total of EUR 288 million (2001, EUR 288 million), all of which expire in
                                2005. These credit lines bear interest at the European Interbank Offered
                                Rate (EURIBOR) plus a margin. No amounts were outstanding under these credit facilities at the end of 2002. The credit facilities contain certain restrictive covenants. These covenants amongst others require the maintance of a minimum equity to asset ratio. At December 31, 2002 ASML was in compliance with these covenants and the Company does not currently anticipate any difficulty in continuing to meet these convenant requirements.

Contractual obligations and     The Company's contractual obligations and commercial commitments as of
commercial commitments          December 31, 2002 can be summarized as follows:




                                                 Contractual obligations          Total     Less        1-3        4-5     After 5
                                                                                            than       years      years       years
                                                                                           1 year
                                        -------------------------------------------------------------------------------------------
                                                          Long Term Debt      1,084,491       571    496,899    585,264       1,757
                                             Operating Lease Obligations        317,220    36,115     62,149     51,763     167,193
                                                  Unconditional Purchase        766,017   615,319    150,698          0           0
                                                             Obligations
                                        -------------------------------------------------------------------------------------------
                                                  Total Contractual Cash      2,167,728   651,782    709,746    637,027     168,950
                                                             Obligations



                                Operating lease obligations include leases of equipment and facilities.
                                Rental expense was EUR 52 million, EUR 61 million and EUR 56 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Deferred compensation plan      Unconditional purchase obligations include medium to long-term purchase agreements. These contracts can take several forms and may include restrictive clauses. Any identified losses that would result from purchase commitments that are expected to be forfeited are provided for.
                                In its negotiations with key suppliers ASML continuously seeks to align its purchase commitments with its business objectives.

                                13. Employee benefits

                                In February 1997, SVG adopted a non-qualified deferred compensation plan that allowed a select group of management and highly compensated employees and directors to defer a portion of their salary, bonus and commissions. The plans allowed SVG to credit additional amounts to participants' account balances, depending on the amount of the employee's contribution, up to a maximum of 5 percent of an employee's annual salary and bonus. In addition, interest is credited to the participants' account balances at 120 percent of the average Moody's corporate bond rate(1). For calendar years 2001 and 2002, participants' accounts are credited at 9.54 percent and 8.89 percent respectively. SVG's contributions and related interest became 100 percent vested five years after the year in which the contribution was made or in the event of a change in control of SVG or retirement, death or disability of the participant. The plan became fully vested in May 2001 with the merger of SVG and ASML. During fiscal years
                                2000, 2001 and 2002, the expense incurred under this plan was EUR 2 million, EUR 2 million and EUR 1 million, respectively. As of December
                                31, 2002, the Company's liability under the deferred compensation plan was EUR 14 million.

                                In July 2002 ASML adopted a non-qualified deferred compensation plan for its US employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and other benefits. The plan allows ASML to credit additional amounts to the participants' account balances. The participants invest their funds between the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least 3 years after deferral. There were minor plan expenses in 2002. On December 31,
                                2002, the Company's liability under the deferred compensation plan was EUR
                                1 million.

--------

(1) "Moody's Corporate Bond Yield Average-Avg. Corp," calculated for the month of October preceeding the applicable plan year.



                                                   61


Pension plans                   ASML and its consolidated subsidiaries maintain various retirement plans covering substantially all of its employees. Employees in the Netherlands participate in a multi-employer union plan which consists of defined benefits determined in accordance with the respective collective bargaining agreements. This plan is subject to a salary cap. Employees with a salary exceeding this cap also participate in an ASML defined contribution pension plan.

                                For employees working outside the Netherlands, ASML maintains a defined contribution pension plan, with employer contribution based on a percentage of salary. For employees participating in the United States pension plan, the Company may make, at its sole discretion, an additional contribution to the plan if the Company meets certain financial performance criteria.

                                No such contributions were made in 2000, 2001 or 2002.

                                The employer pension costs for all employees were:

                                                    Years ended December 31                     2000        2001       2002
                                 ------------------------------------------------------------------------------------------
                                      Pension plan based on defined benefit                   10,051      17,528     15,059
                                 Pension plan based on defined contribution                    7,991       6,609      7,265
                                 ------------------------------------------------------------------------------------------
                                                                      Total                   18,042      24,137     22,324


Profit-sharing plan             ASML has a profit-sharing plan covering all employees. Under the plan, employees who are eligible receive an annual profit-sharing bonus, based on a percentage of net income to sales ranging from 0 to 20 percent of annual salary. The profit-sharing percentages of the years 2000, 2001 and
                                2002 were 12 percent, 0 percent and 0 percent respectively.

Stock options                   Each year, the Board of Management determines, by category of ASML personnel, the total available number of options that can be granted in that year. The determination is subject to the approval of the
                                Supervisory Board and the holders of priority shares of the Company.

1998                            In 1998, the company issued 3,348,576 options to purchase ordinary shares, options to purchase 2,097,831 ordinary shares for eligible employees of ASML and options to purchase 1,250,745 ordinary shares for key personnel and management. This issuing of options included a feature whereby eligible employees were given the right to elect to receive options to purchase ordinary shares in lieu of distribution under the profit-sharing plan. The options have fixed exercise prices equal to the closing price of the Company's ordinary shares on Euronext Amsterdam N.V.
                                on the applicable grant dates. Stock options granted to eligible employees vested over a three-year period with any unexercised stock options expiring six years after the grant date. Stock options granted to key personnel in 1998 vested over a three and four-year period with any unexercised stock options expiring six years after the grant date.

1999                            In 1999, stock options were authorized to purchase up to 3,000,000 ordinary shares, including a feature whereby eligible employees were given the right to elect to receive options to purchase ordinary shares in lieu of distribution under the profit sharing plan. The options have fixed exercise prices equal to the closing price of the Company's ordinary shares on Euronext Amsterdam N.V. on the applicable grant dates.
                                Granted stock options vested over a three-year period with any unexercised stock options expiring six years after the grant date.



                                                   62


2000                            In 2000, options were authorized to purchase up to 4,500,000 ordinary shares. Granted stock options vest over a three-year period with any unexercised stock options expiring six years after the grant date.

2001                            In 2001, options were authorized to purchase up to 6,000,000 ordinary shares, including a feature whereby eligible employees were given the right to elect to receive options to purchase ordinary shares in lieu of distribution under the profit sharing plan. Options granted under these plans have fixed exercise prices that are equal either to the closing price of the Company's ordinary shares on Euronext Amsterdam N.V. on the applicable grant date, or 135 percent of the closing price of the
                                Company's ordinary shares on Euronext Amsterdam N.V. on the applicable grant dates. Granted stock options vest over a three-year period with any unexercised stock options expiring six years after the grant date, with the exception of a designated part of grants made in July 2001 that have a graded vest of 1/3 (one third) after the first year, 1/3 (one third)
                                after the second year and 1/3 (one third) in the third year.

                                During 2001, 232,520 options to purchase ordinary shares were granted to the Board of Management. No options were exercised during 2001 by members of the Board of Management.

2002                            In 2002 options were authorized to purchase up to 6,000,000 ordinary shares, including a feature whereby eligible employees were given the right to elect to receive options to purchase ordinary shares in lieu of a percentage of their salary. Options granted under these plans have fixed exercise prices equal to the closing price of the Company's ordinary shares on Euronext Amsterdam N.V. on the applicable grant dates.
                                A designated part of the granted stock options vest over a one year period with any unexercised stock options expiring six years after the grant date. The remaining part of the granted stock options vest over a three year period with any unexercised stock options expiring six years after the grant date.

                                Stock Option Extension Plans

                                In 2002, employees were offered an extension of the option period for options granted in 1997 up to and including 2000. For the years 1997 up to and including 1999, this extension is either until October 21, 2008, or October 21, 2005. For 2000, the option period is extended until 2012.

                                Financing of stock option plans

                                Option plans that were issued before 2001 were constructed with a virtual financing arrangement whereby ASML financed the fiscal value of the options granted to employees subject to the Dutch tax-regime. The loans issued under this arrangement are repayable to ASML on the exercise date of the respective option, provided that the option was actually exercised. If the options expire unexercised, the respective loans are forgiven. ASML accrues a liability for the respective fiscal implication of this arrangement.


                                The following three tables have not been restated for discontinued
                                operations:

                                Stock option transactions are summarized as follows:

                                                                                  Number of shares      Weighted average
                                                                                                          exercise price
                                                                                                         per share (EUR)
                                -----------------------------------------------------------------------------------------
                                    Outstanding, December 31, 1999                      13,167,024                 12.68
                                                           Granted                       6,959,868                 37.43
                                                         Exercised                      (2,630,710)                12.82
                                                         Cancelled                        (427,143)                18.90
                                -----------------------------------------------------------------------------------------
                                    Outstanding, December 31, 2000                      17,069,039                 28.84
                                                           Granted                       5,883,550                 32.78
                                                         Exercised                      (1,488,107)                 9.75
                                                         Cancelled                        (265,212)                23.22
                                -----------------------------------------------------------------------------------------
                                    Outstanding, December 31, 2001                      21,199,270                 26.01
                                                           Granted                       4,483,070                 19.30
                                                         Exercised                      (1,539,132)                 9.45
                                                         Cancelled                        (266,760)                17.46
                                -----------------------------------------------------------------------------------------
                                    Outstanding, December 31, 2002                      23,876,448                 25.13
                                -----------------------------------------------------------------------------------------

                                    Exercisable, December 31, 2002                       9,551,860                 14.77
                                    Exercisable, December 31, 2001                       6,870,466                 15.22
                                    Exercisable, December 31, 2000                       6,138,839                 12.57


                                Information with respect to stock options outstanding at
                                December 31, 2002 is as follows:

                                                     Options outstanding                   Number  Weighted      Weighted
                                          Range of exercise prices (EUR)              outstanding  average       average
                                                                                December 31, 2002  remaining     exercise
                                                                                                   contractual   price
                                                                                                   life (years)  (EUR)
                                -----------------------------------------------------------------------------------------

                                                               2.36-8.98                  571,826        4.31       7.50
                                                              9.29-12.15                4,684,526        4.93      11.34
                                                             12.87-31.75               12,357,060        4.54      21.58
                                                             35.45-47.15                6,263,036        7.35      44.06
                                -----------------------------------------------------------------------------------------
                                                                   Total               23,876,448        5.35      25.13

                                Under the provisions of APB 25, no significant compensation expense was recorded for ASML's stock-based compensation plans. Had compensation cost been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under SFAS 123,
                                ASML's net income and calculation for net income per ordinary share would have been as follows:


                                                            Years ended December 31            2000        2001       2002
                                        ----------------------------------------------------------------------------------
                                                                  Net income (loss)

                                                                        As reported         378,047   (478,992)   207,823)
                                                                          Pro forma         328,489   (523,860)  (349,020)*
                                        ----------------------------------------------------------------------------------
                                                            Basic net income (loss)
                                                                 per ordinary share
                                                                        As reported            0.82      (1.03)     (0.44)
                                                                          Pro forma            0.71      (1.12)     (0.73)
                                        ----------------------------------------------------------------------------------
                                                          Diluted net income (loss)
                                                                 per ordinary share
                                                                        As reported            0.78      (1.03)     (0.44)
                                                                          Pro forma            0.68      (1.12)     (0.73)

                                        *  Contains compensation for stock option extension plans that consequently creates a new measurement date


                                The estimated weighted average fair value of options granted during 2000,
                                2001 and 2002 was EUR 20.91, EUR 20.68 and EUR 11.55 respectively, on the date of grant using the BlackScholes option-pricing model, with the following assumptions in 2000, 2001 and 2002 respectively: no dividend yield, volatility of 73.0, 74.0 and 87.4 percent, risk-free interest rate of 7.20, 4.95 and 3.18 percent, no assumed forfeiture rate and an expected life of two years after the vesting period. Presented figures take into account the non-tax deductible element of the respective compensation expenses. The increase in pro-forma compensation expense in
                                2002 was caused, for a large part, by the option extension plan, resulting in a new measurement date for the options granted. As most of this extension has already vested, the major effect of the remeasurement is included in the 2002 pro forma result.

                                14. Legal Contingencies

                                ASML is party to various legal proceedings generally incidental to its business. Since late 2001, ASML has been a party to a series of litigation and administrative proceedings in which Nikon alleges ASML's infringement of Nikon patents relating to photolithography. These are discussed below. ASML also faces exposure from other actual or potential claims and legal proceedings. Although the ultimate disposition of these other claims and proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any such other claim that is pending or threatened, either individually or on a combined basis, is expected not to have a materially adverse effect on
                                ASML's consolidated financial condition.

                                On occasion, certain ASML customers have received notices of infringement from third parties. These notices allege that the ASML equipment used by those customers in the manufacture of semiconductor products, and/or the methods relating to use of the ASML equipment, infringes one or more patents issued to those third parties. ASML has been advised that, if these claims were successful, it could be required to indemnify such customers for some or all of any losses incurred or damages assessed against them as a result of that infringement.





                                                   65


                                On May 23, 2000, Ultratech Stepper, Inc. ("Ultratech") filed a lawsuit in the United States District Court for the Eastern District of Virginia
                                (which has subsequently been transferred to the United States District
                                Court for the Northern District of California) against ASML. Ultratech alleges that ASML is infringing Ultratech's rights under a United States patent, through the manufacture and commercialization in the US of advanced photolithography equipment embodying technology that, in particular, is used in Step & Scan equipment. Ultratech's complaint seeks injunctive relief and damages. On August 16, 2002, the Court granted
                                ASML's motion for summary judgment of non-infringement based upon the previously reported favorable interpretation by the Court as to the scope and meaning of the claims of the asserted patent. A final judgment on those favorable rulings has not yet been entered, and issues remain open before the Court with respect to ASML's challenge to the validity and enforceability of the patent. Management believes, however, based on current information, that ASML has meritorious defenses to Ultratech's claims, which ASML intends to vigorously assert.

                                On October 12, 2001, ASML filed a lawsuit in the United States District
                                Court for the District of Massachusetts against Ultratech. ASML's complaint alleges that Ultratech's manufacture, use, offer for sale and sale of certain of its photolithography stepper devices in the United
                                States infringe six US patents held by ASML. ASML's complaint seeks injunctive relief and damages. Discovery is currently ongoing in the matter. ASML intends to vigorously pursue these claims.

                                In 2002, the Company settled its previously disclosed litigation with
                                Fullman International Inc. and Fullman Company LLC for an immaterial ammount.

                                Nikon case US

                                On December 21, 2001, Nikon Corporation ("Nikon") and two of its United
                                States subsidiaries filed a so-called Section 337 complaint against ASML with the United States International Trade Commission (ITC). On January
                                23, 2002, the ITC instituted an investigation based on Nikon's complaint.
                                The complaint in the ITC investigation alleges that ASML's photolithography machines imported into the United States infringe seven
                                United States patents held by Nikon. Nikon's patents relate to several different aspects of photolithography equipment. Nikon seeks to exclude the importation of infringing products. ASML believes that the asserted patents are both not infringed and invalid. A trial before an administrative law judge on there issues was completed in November, 2002.

                                On January 29, 2003, the administrative law judge (ALJ) in the ITC proceedings ruled that ASML had not violated Section 337. Nikon has stated that it intends to seek review by the full ITC of this initial determination. In addition, Nikon may pursue further appeals to the
                                United States Court of Appeals for the Federal Circuit. If a final non-appealable decision in the ITC proceeding were to be rendered that was adverse to ASML, it would substantially restrict or prohibit ASML's sales into the United States, which in turn would have a material adverse effect on the Company's financial position and results of operations.





                                                   66



                                On December 21, 2001, Nikon also filed a separate patent infringement action in the United States District Court for the Northern District of
                                California alleging infringement of four different Nikon patents and seeking injunctive relief and damages. On March 22, 2002, Nikon amended its complaint to allege infringement of an additional patent. On April 8,
                                2002, ASML answered this complaint denying infringement, asserting affirmative defenses of invalidity and unenforceability, and alleging counterclaims.

                                On April 5, 2002, ASML filed a counterclaim in the ITC action alleging that Nikon's photolithography machines sold in the United States infringe five ASML patents. According to ITC procedure, these counterclaims were initially transferred to the United States District Court for the
                                District of Arizona. On October 17, 2002, these claims were transferred to the United States District Court for the Northern District of
                                California, where they are now pending.

                                On October 18, 2002, Nikon filed a second patent infringement action in the United States District Court for the Northern District of California
                                alleging infringement of six out of the seven patents from the ITC action and two additional patents. On December 2, 2002, ASML answered this second complaint denying infringement of these additional patents and asserting affirmative defenses of invalidity and unenforceability.

                                ASML intends to vigorously pursue its claims and believes it has meritorious defenses against Nikon's claim. Discovery in the California litigation is currently ongoing; however, trial is not expected to commence until some time in 2004. In the event a final non-appealable decision were to be rendered that was adverse to ASML, it could substantially restrict or prohibit ASML's sales (from and into) the
                                United States, which in turn would have a material adverse effect on the
                                Company's financial position and results of operations.

                                Nikon case Japan

                                On August 19, 2002, ASML filed a patent infringement complaint against
                                Nikon with the Tokyo District Court in Japan. In the complaint, the company seeks injunctive relief to cause Nikon to cease the manufacture and sale of lithography devices that infringe ASML's patents. ASML also seeks damages totaling approximately EUR 97 million plus interest for
                                Nikon's past infringement. In October 2002, Nikon filed a
                                counter-complaint with the Tokyo District Court alleging that ASML lithography devices infringe 12 Japanese patents held by Nikon. Nikon's counter-complaint seeks injunctive relief as well as damages of approximately EUR 12.3 million plus interest. On January 16, 2003, ASML filed a second complaint against Nikon alleging that Nikon infringes another of ASML's patents and seeks injunctive relief against Nikon to cease its manufacture and sale of lithography devices that infringe
                                ASML's patents. This litigation is still in its early stages, and a final decision is not expected before 2005. The Company, however, intends to vigorously pursue its claims and believes it has meritorious defenses against Nikon's counterclaims. In the event a final non-appealable decision in the Japanese proceedings were rendered that was adverse to
                                ASML, it could substantially restrict or eliminate ASML's ability to achieve future sales growth in Japan, which could in turn have a material adverse effect on the Company's results of operations.



                                                   67


                                Nikon case Korea

                                On October 8, 2002, Nikon filed a patent infringement action against ASML and its Korean subsidiary in the Seoul District Court alleging that
                                ASML's photolithography machines infringe five of Nikon's patents, four of which are related to Nikon's patents asserted in its US litigation.
                                The complaint seeks to prohibit ASML from the manufacture, use, sale, import or export of infringing products, the destruction of the manufacturing facilities for these products and damages. On January 15,
                                2003, ASML filed a complaint against Nikon and its Korean subsidiary alleging that Nikon infringes on one of ASML's patents, seeking injunctive relief against Nikon to cease the manufacture and sale of lithography devices that infringe ASML's patent. This litigation is still in its early stages, and a final decision is not expected before 2006.
                                The Company, however, intends to vigorously pursue its claims and believes it has meritorious defenses against Nikon's claims. In the event that a final non-appealable decision were to be rendered in the Korean proceedings that was adverse to ASML, it could substantially restrict or eliminate ASML's sales in Korea, which would have a material adverse effect on the Company's results of operations.

                                15. Other contingencies

                                ASML has research and development agreements with the government of the
                                Netherlands, Ministry of Economic Affairs. In previous years, credits were received for research and development projects relating to new generations of semiconductor lithography systems. The agreements require that the majority of the amounts received are to be repaid, with interest, to the extent that product sales occur that relate to the research. The amount of the repayment due is based on a percentage of the selling price of the product and is charged to cost of sales when such a sale is recorded.

                                As of December 31, 2001 and 2002, ASML has contingent obligations totaling EUR 49 million and EUR 12 million to repay TOK credits received in previous years.





                                                   68

                                16. Research and development credits

                                ASML receives subsidies and credits for research and development from various sources as follows:



                                                                  As of December 31                     2000        2001       2002
                                        -------------------------------------------------------------------------------------------
                                                Dutch government technology subsidy                   10,042      15,881     25,981
                                                            Netherlands Ministry of
                                                   Economic Affairs (TOKs) credits*                    8,176           0          0
                                          European community and other subsidiaries                    6,765         342         34
                                        ----------------------------------------------------------------------------------
                                               Total subsidies and credits received                   24,983      16,223     26,015

                                        *   In 2001 and 2002 ASML recorded EUR 3.6 million and EUR 36.1 million respectively for repayment obligations.
                                            Further reference is made to note 15.

                                17. Income taxes

                                The components of income before income taxes are as follows:

                                                            Years ended December 31                     2000        2001       2002
                                        -------------------------------------------------------------------------------------------
                                                                           Domestic                  406,559    (36,486)  (206,001)
                                                                            Foreign                  143,228   (660,734)  (108,447)
                                        -------------------------------------------------------------------------------------------
                                                                              Total                  549,787   (697,220)  (314,448)

                                The foreign component predominantly relates to the US.

                                The Dutch domestic statutory tax rate is 34.5 percent. The reconciliation between the provision for income taxes shown in the consolidated statement of operations, based on the effective tax rate, and expense based on the domestic tax rate, is as follows:


                                                            Years ended December 31                     2000        2001       2002
                                        -------------------------------------------------------------------------------------------
                                          Income tax expense based on domestic rate                  192,425   (244,027)  (108,458)
                                                        Different foreign tax rates                  (19,936)    25,974     12,362
                                                Other credits and non-taxable items                   (5,240)      (175)   (10,502)
                                        ----------------------------------------------------------------------------------
                                                Provision for income taxes shown in                  167,249   (218,228)  (106,625)
                                                               the income statement


                                ASML's provision for income taxes consists of the following:

                                                            Years ended December 31                     2000        2001       2002
                                        -------------------------------------------------------------------------------------------
                                                                            Current
                                                                           Domestic                  136,881    (28,343)         26
                                                                            Foreign                   40,015      6,002       5,668
                                                                           Deferred
                                                                           Domestic                   (9,061)         0     (46,020)
                                                                            Foreign                     (586)  (195,887)    (66,299)
                                        -------------------------------------------------------------------------------------------
                                                                              Total                  167,249   (218,228)   (106,625)

                                Deferred tax assets (liabilities) consist of the following:

                                                                  As of December 31                      2001                  2002
                                        -------------------------------------------------------------------------------------------
                                                    Tax effect carry forward losses                   176,959               230,474
                                                                        Inventories                   (22,692)                  896
                                                 Temporary depreciation investments                         0              (133,516)
                                                        Other temporary differences                    73,219                78,960
                                        -------------------------------------------------------------------------------------------
                                                                              Total                   227,486               176,814

                                Deferred tax assets (liabilities) are classified in the Consolidated
                                Financial Statements as follows:

                                                            As of December 31                            2001                  2002
                                        -------------------------------------------------------------------------------------------
                                                Deferred tax assets - current                             362                     0
                                            Deferred tax assets - non-current                         262,091               314,795
                                           Deferred tax liabilities - current                            (665)               (4,465)
                                                   Deferred tax liabilities -                         (34,302)             (133,516)
                                                                  non-current
                                        -------------------------------------------------------------------------------------------
                                                                        Total                         227,486               176,814


                                Tax losses that are the basis for the recorded deferred tax assets are predominantly incurred in the US and the Netherlands. Tax losses incurred by Dutch group companies can in general be offset for an indefinite period against future taxable profits. Tax losses incurred by US group companies can in general be offset against future profits realized in 20 years following the year in which the losses are incurred. The total amount of tax loss carried forward as of December 31, 2002 is EUR 667 million. This loss amount is exclusive of the loss carry forward related to the temporary depreciation for Dutch tax purposes of ASML's investments in its US group companies. Reference is made to the paragraph below. A large part of loss compensation rights will expire in 2022.
                                Based on its analysis, management believes that the US tax losses will be offset by future taxable income before the statute on loss compensation expires. The analysis takes into account the projected future taxable income from operations and the expected outcome from a bi-lateral Advance
                                Pricing Agreement (APA) initiated by ASML. Management believes that it is more likely than not that these negotiations will result in an agreement between the US and Dutch tax authorities regarding, certain intercompany transfers of assets, tangible and intangible, covered by the APA. These transactions are the result of the realignment of group operations. The
                                APA negotiations are not expected to be finalized before the end of 2003.



                                                   70


                                Pursuant to Dutch tax laws, ASML can temporarily depreciate its investment in its US group companies and the depreciation can be deducted from the taxable base in The Netherlands. The short-term tax receivable amounting to EUR 134 million resulting from this temporary depreciation is recorded under current tax assets . This temporary depreciation must be added back on a straight-line basis to the taxable base in the period
                                2005 through 2009. The tax effect of this repayment obligation, amounting to EUR 395 million, is recorded as a long term deferred tax liability, net of the long-term asset amounting to EUR 261 million.

                                18. Segment disclosure

                                Segment information has been prepared in accordance with SFAS No. 131,
                                "Disclosures about Segments of an Enterprise and Related Information".

                                ASML's decision to sell its Thermal business, and to terminate Track equipment business has resulted in the presentation of these businesses as discontinued operations for all periods presented. These elements within discontinued operations were previously separately reported in the
                                Track and Thermal segment.

                                Consequently, the Company recognizes only one reporting segment in continuing operations; lithography. The remaining part of the Track business (customer support on existing contracts) has been presented as part of continuing operations. A separate compressed analysis of discontinued operations is provided in note 2 in place of the segmental information on Track and Thermal that was provided in previous years.

                                ASML markets and sells its products in the United States and Europe principally through its direct sales organization. ASML makes all its sales into the United States through its US operation and its sales into
                                Asia primarily through its Hong Kong operation. Intra-area sales are accounted for at prices that provide a profit and take into consideration the rules and regulations of the respective governing tax authorities.



                                                   71


                                The following table summarizes net sales, operating income and identifiable assets of ASML's operations in the Netherlands, the United
                                States and Asia, the significant geographic areas in which ASML operates.


                                                                   Asia  Netherlands  United States  Eliminations Consolidated
                                -----------------------------------------------------------------------------------------------
                                                  2000
                                          Net sales to        1,237,170      339,795      1,095,665           0   2,672,630
                                unaffiliated customers
                                   Inter-company sales                0    1,688,960              0  (1,688,960)          0
                                -----------------------------------------------------------------------------------------------
                                       Total net sales        1,237,170    2,028,755      1,095,665  (1,688,960)  2,672,630
                                      Operating income          122,830      357,605         62,122        (288)    542,269
                                   Identifiable assets          393,847    2,030,771        988,985    (295,755)  3,117,849

                                                  2001
                                          Net sales to          742,697      150,127        696,423            0  1,589,247
                                unaffiliated customers
                                   Inter-company sales                0    1,106,485              0   (1,106,485)         0
                                -----------------------------------------------------------------------------------------------
                                       Total net sales          742,697    1,256,612        696,423  (1,106,485)  1,589,247
                                      Operating income          (48,024)      39,634       (544,811)    (37,417)   (590,618)
                                   Identifiable assets          365,918    3,141,398        825,591    (941,090)  3,391,817

                                                  2002
                                          Net sales to        1,066,476      190,196        702,000           0   1,958,672
                                unaffiliated customers
                                   Inter-company sales                0    1,580,790         27,971  (1,608,761)          0
                                -----------------------------------------------------------------------------------------------
                                       Total net sales        1,066,476    1,770,986        729,971  (1,608,761)  1,958,672
                                      Operating income            5,569      (84,460)        30,392     (45,544)    (94,043)
                                   Identifiable assets          438,976    3,360,456        630,824  (1,248,732)  3,181,524


                                Assets, liabilities and capital expenditures by segment are not evaluated by executive management and are not used for the purpose of making decisions about allocating resources to the segment or assessing its performance.



                                                   72

                                19. Board remuneration

                                The total remuneration and related costs (in euros) of the members of the
                                Board of Management can be specified as follows:



                                Years ended December 31        2000        2001      2002
------------------------------------------------------------------------------------------
                                        Salaries           1,728,000  2,187,000  2,016,000
                                         Bonuses             675,000          0          0
                                    Pension cost             200,000    172,000    263,000
------------------------------------------------------------------------------------------
                                    Pension cost           2,603,000  2,359,000  2,279,000

                                The 2002 cash remuneration in euros of the individual members of the
                                Board of Management was as follows:

                                                              Salary  Bonus  Total
------------------------------------------------------------------------------------------
                                        D.J.Dunn             590,000      0  590,000
                                P.T.F.M. Wennink             300,000      0  300,000
                              M.A. van den Brink             375,000      0  375,000
                                   S.K. McIntosh             355,000      0  355,000
                                D.P. Chavoustie1             370,000      0  370,000

                              (1) Amounts in USD

                                The 2002 vested pension benefits' of individual members of the Board of
                                Management were as follows:


------------------------------------------------------------------------------------------
                                        D.J.Dunn                           112,080
                                P.T.F.M. Wennink                            34,032
                              M.A. van den Brink                            43,560
                                   S.K. McIntosh                            64,608
                                D.P. Chavoustie(1)                           8,000

                              (1) Amounts in USD

                              (2) Since the pension arrangement for members of the Board of Management is a defined contribution plan, the Company does not have further pension obligations beyond the annual premium contribution.


Details of options held by Board of Management in the ordinary shares of ASML Holding N.V.

                                                Jan. 1, 2002    Granted     Exercised    Dec. 31,   Exercise    Share   Expiration
                                                                during       during        2002      price      price     date
                                                                 2002         2002                               on
                                                                                                             exercise
                                                                                                                date
-----------------------------------------------------------------------------------------------------------------------------------
                                  D.J. Dunn          600,000                      -        600,000   17.51         -     01-04-2005
                                                      67,500                      -         67,500   58.00         -     20-01-2012
                                                      30,000                      -         30,000   40.40         -     22-01-2007
                                                                  30,000          -         30,000   20.28         -     21-01-2008
-----------------------------------------------------------------------------------------------------------------------------------
                           P.T.F.M. Wennink           30,000                      -         30,000   11.05         -     01-01-2005
                                                      31,500                      -         31,500   58.00         -     20-01-2012
                                                      15,660                      -         15,660   40.40         -     22-01-2007
                                                      50,000                      -         50,000   29.92         -     22-01-2007
                                                      20,960                      -         20,960   22.12         -     20-07-2007
                                                                  20,000          -         20,000   20.28         -     21-01-2008
-----------------------------------------------------------------------------------------------------------------------------------
                         M.A. van den Brink           21,600                      -         21,600   14.87         -     21-01-2005
                                                      31,500                      -         31,500   58.00         -     20-01-2012
                                                      19,860                      -         19,860   40.40         -     22-01-2007
                                                      26,560                      -         26,560   22.12         -     20-07-2007
                                                                  20,000          -         20,000   20.28         -     21-01-2008
-----------------------------------------------------------------------------------------------------------------------------------
                            D.P. Chavoustie           60,000                      -         60,000   15.24         -     15-04-2003
                                                      30,000                      -         30,000   10.42         -     23-12-2004
                                                      46,800                      -         46,800   14.87         -     21-01-2005
                                                      67,500                      -         67,500   56.48         -     20-01-2012
                                                      25,500                      -         25,500   29.92         -     22-01-2007
                                                      30,240                      -         30,240   22.12         -     20-07-2007
                                                                  20,000          -         20,000   20.28         -     21-01-2008
-----------------------------------------------------------------------------------------------------------------------------------
                              S.K. McIntosh           21,000                      -         21,000   40.40         -     22-01-2007
                                                     250,000                      -        250,000   29.92         -     22-01-2007
                                                      28,080                      -         28,080   22.12         -     20-07-2007
                                                                  20,000          -         20,000   20.28         -     21-01-2008
The details of the financing arrangement relating to the Company's option plans are described in note 13, Employee
Benefits.


Supervisory                   During 2002, the individual members of the Supervisory Board received the
Board                         following remuneration (in euros):


                                                     Years ended December 31                 2001       2002
                               --------------------------------------------------------------------------------
                                                                     H. Bodt               22,690     40,000
                                                              P.H. Grassmann               18,151     25,000
                                                                  S. Bergsma               18,151     25,000
                                                             A. Westerlaken(1)             18,151     25,000
                                                                 J.A. Dekker               18,151     25,000
                                                               M.J. Attardo(2)                  0     25,000
                                                        J.W.B. Westerburgen(3)                  0          0

                                (1) membership ended March 21, 2002
                                (2) membership started May 21, 2001
                                (3) membership started March 21, 2002

                                Members of the Board of Management and/or Supervisory Board are free to acquire or dispose of ASML shares or options for their own account, provided they comply with the ASML Insider Trading Rules 2002. Those securities are not part of members, remuneration from the Company and are therefore not included.

                               20. Selected operating expenses and additional information

                               Personnel expenses for all employees were:


                                              Years ended December 31              2000       2001      2002
                               --------------------------------------------------------------------------------
                                                   Wages and salaries           316,009    413,011   371,281
                                             Social security expenses            27,805     33,412    31,897
                                      Pension and retirement expenses            17,960     24,137    22,324
                               --------------------------------------------------------------------------------
                                                                Total           361,774    470,560   425,502

                               The average number of employees during 2000, 2001 and 2002 was 5,437, 6,434 and 5,640, respectively (excluding non-payroll employees).
                               The total number of personnel employed per sector was:

                                                     As of  December 31            2000         2001    2002
                               --------------------------------------------------------------------------------
                                                 Marketing & Technology           1,860        1,689   1,708
                                                              Goodsflow           1,923        1,526   1,416
                                                       Customer Support           1,931        1,964   2,090
                                                                General             711          716     588
                                                                  Sales             203          144     169
                               --------------------------------------------------------------------------------
                                            Total continuing operations           6,628        6,039   5,971
                                          Total discontinued operations           1,495        1,031     712
                               --------------------------------------------------------------------------------
                                   Total number of employees (including           8,123        7,070   6,683
                                                 non-payroll employees)


                                In 2000, 2001 and 2002, a total of 3,329, 2,972 and 2,857 employees, respectively, were employed in the Netherlands.



                                21. Vulnerability due to certain concentrations

                                ASML relies on outside vendors to manufacture the components and subassemblies used in its systems, each of which is obtained from a sole supplier or a limited number of suppliers. ASML's reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over pricing and timely delivery of these subassemblies and components. In particular, the number of systems ASML has been able to produce has occasionally been limited by the production capacity of
                                Zeiss. Zeiss is currently ASML's sole external supplier of lenses and other critical optical components and is capable of producing these lenses only in limited numbers and only through the use of its manufacturing and testing facility in Oberkochen, Germany. ASML sells a substantial number of lithography systems to a limited number of customes. In 2002, sales to one customer accounted for EUR 377 million or
                                19 percent of net sales. In 2001, sales to one customer accounted for EUR
                                202 million, or 13 percent of net sales.

                                22. Capital stock

Cumulative                      In April 1998, the Company has granted to the preference share
preference                      foundation, "Stichting Preferente Aandelen ASML" ("the Foundation") an
shares                          option to acquire cumulative preference shares in the capital of the
                                Company (the "Preference Share Option"). The object of the Foundation is to protect the interests of the Company and the enterprises maintained by
                                it. The cumulative preference shares have the same voting rights as ordinary shares but are entitled to dividends on a preferential basis at a percentage based on the average official interest rate determined by
                                EURIBOR plus 2 percent.

                                The Preference Share Option gives the Foundation the right to acquire a number of cumulative preference shares equal to the number of ordinary shares outstanding at the time of exercise of the cumulative preference share option for a subscription price equal to their EUR 0.02 nominal value. Only one-fourth of this subscription price is payable at the time of initial issuance of the cumulative preference shares. The cumulative preference shares may be cancelled and repaid by the Company upon the authorization by the General Meeting of the Shareholders or a proposal to do so by the Board of Management and the Meeting of Priority
                                Shareholders. Exercise of the Preference Share Option would effectively dilute the voting power of the ordinary shares then outstanding by one-half. The practical effect of any such exercise could be to prevent attempts by third parties to acquire control of the Company.

Declaration of Independence     The Board of Directors of the Foundation and the Board of Management of
                                the Company together declare that the Foundation is independent of the
                                Company as defined in article A2bl of "Bijlage X bij pet Fondsenreglement van Euronext Amsterdam N.V" The Board of the Foundation comprises three voting members from the Dutch business and academic communities, Mr. R.
                                Selman, Mr. F. Grapperhaus and Mr. M, den Boogert, and one non-voting member, the Chairman of the Company's Supervisory Board, Mr. H. Bodt.

Priority shares                 The priority shares are held by a foundation having a self-elected board that must consist solely of members of the Company's Supervisory Board and Board of Management.





                                                   76


                                As of December 31, 2002, the board members were:

                                o   Doug J. Dunn
                                o   Henk Bodt
                                o   Syb Bergsma
                                o   Jan A, Dekker
                                o   Peter T.F M. Wennink

                                An overview of the other functions held by above persons can be obtained at the Company's office. In the joint opinion of the Company and the foregoing members of the board of the priority share foundation, the composition of the board conforms with Appendix X, Article CIO(1) of the listing and issuing rules of the Euronext Amsterdam Exchange N.V.

                                The priority shares are not entitled to dividends but have a preferred right over ail other outstanding preferred and ordinary shares on the return of their nominal value in the case of winding up the Company.
                                Holders of priority shares are required to approve certain significant corporate decisions and transactions of the Company. These decisions and transactions encompass, but are not limited to, amendment of the Articles of Association, winding up of the Company, issuance of shares, limitation of pre-emptive rights and repurchase and cancellation of shares.

                                Veldhoven, January 30, 2003
                                Adopted by
                                The Board of Management;
                                Doug J. Dunn
                                Peter F.M. Wennink
                                Martin A. van den Brink
                                David P Chavoustie
                                Stuart K. McIntosh

                                Adopted by
                                The Supervisory Board:
                                Henk Bodt
                                Syb Bergsma
                                Michael J. Attardo
                                Peter H. Grassmann
                                Jos W. B. Westerburgen
                                Jan A. Dekker


                         (1)    Article 10 states that the issuer shall ensure that not more than half of the priority shares are being held by managing directors of the issuer or, where the priority shares are held by a legal entity, that no more than half of the number of votes to be exercised in meetings of the foundation in which decisions are made about the exercise of the voting rights of the priority shares, can be exercised, directly or indirectly, by persons who are also managing directors of the issuer.

                                                   77


                                Independent Auditors' Report




                                To the Supervisory Board, Board of Management and Shareholders of ASML
                                Holding N.V Veldhoven, the Netherlands

                                We have audited the accompanying consolidated balance sheets of ASML
                                Holding N.V. and its subsidiaries (collectively, the "Company") as of
                                December 31, 2001 and 2002, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These
                                Financial Statements are the responsibility of the Company's management.
                                Our responsibility is to express an opinion on these Financial Statements based on our audits.

                                We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                                In our opinion, the consolidated Financial Statements present fairly, in all material respects, the financial position of the Company as of
                                December 31, 2001 and 2002, and the results of its operations, comprehensive income and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.





                                Eindhoven, the Netherlands
                                January 30, 2003



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                                Information and for Relations

                                Financial Calendar

                                March 25, 2003
                                General Meeting of Shareholders
                                at the Evoluon,
                                Noord Brabantlaan 1 a in Eindhoven,
                                The Netherlands

                                April 16, 2003
                                Announcement of first quarter results for 2003

                                July 16, 2003
                                Announcement of semi-annual results for 2003

                                October 15, 2003
                                Announcement of third quarter results for 2003

                                January 15, 2004
                                Announcement of annual results for 2003

                                Fiscal Year

                                ASML's fiscal year ends as of December 31.

                                Listing

                                The ordinary shares of the Company are listed on the official market of the Euronext Amsterdam N.V. and on the Nasdaq Stock Market@ (NASDAQ) in
                                the United States, both under the symbol "ASML."

                                Investor Relations

                                ASML Investor Relations will supply information or further copies of the original English Annual Report. Copies of other publications (i.e.,
                                Semi-Annual Reports or the Annual Report on Form 20-F filed with the US
                                Securities and Exchange Commission and the Amsterdam Exchanges) can also be obtained free of charge at the offices of ASML. The Annual Report and the SemiAnnual report are also available on the ASML website
                                (www.asml.com).


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  ASML Worldwide
  Contact Information

  Corporate Headquarters                 Corporate Communications

  De Run 6501                            phone: +31 40 268 4941
  5504 DR Veldhoven                      fax: +31 40 268 3655
  The Netherlands                        e-mail: corpcom@asml.com

  Mailing address                        Investor Relations

  P O. Box 324                           phone: +31 40 268 3938
  5500 AH Veldhoven                      fax: +31 40 268 3655
  The Netherlands                        e-mail: investor.relations@asml.com

  U.S. main offices

  8555 South River Parkway
  Tempe, AZ 85284
  U.S.A.

  77 Danbury Road
  Wilton, CT 06897
  U.S.A.

  Asia main office

  Suite 603, 6/F
  One International Finance Center
  1, Harbour View Street
  Central, Hong Kong, SAR

  For more information
  please visit our website
  www.asml.com

  Printed in the Netherlands

  This document is made according to ISO 14001 on 100% chlorine-free paper.

  (c) 2003, ASML Holding N.V. All Rights Reserved.



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